02042835

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Progress Energy Ltd

*CURRENT ADDRESS: Suite 1110, 520 - Fifth Ave. S.W.
Calgary, Alberta
Canada T2P 3R7

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

FILE NO. 82- 34671 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EBS

DATE: 7/24/02



[LEVERAGING TECHNOLOGY, FINANCIAL CONTROL AND EXPLORATION TALENT]

PROGRESS ENERGY LTD.

[www.progressenergy.com]

ANNUAL REPORT 2000

[CORPORATE PROFILE]

Progress Energy Ltd. is an exploration and production company with a primary focus in three core areas: southeastern Saskatchewan and Manitoba, the Whitecourt area in west central Alberta, and Milo, B.C. Progress has achieved an eight-fold increase in net asset value per share over the last three years. This was achieved by concentrating in areas where we had extensive experience and this should prove instrumental in achieving future success. Our growth is driven by our aggressive drilling program, targeting a combination of low-to high-risk opportunities. Our financial strength provides us with the funds to advance our drilling program and acquire lands to expand our core areas.

[ANNUAL MEETING]

The annual meeting of shareholders will be held in the Cardium Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta at 3:00 p.m., May 30, 2000.

[TABLE OF CONTENTS]

Cover: Looking at a 3D depiction of a reservoir in Progress Energy's West Central Alberta area. Reservoir display is actual size and has not been digitally enhanced. Cover photo and images elsewhere in this annual report were taken by Ian Tomlinson at the offices of Veritas Exploration Services and Northstar Drilling Systems Inc.

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors may cause actual results to vary materially from these estimates.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

	2000	1999	% CHANGE
FINANCIAL			
($ thousands except per share amounts)			
Gross revenue	**29,593**	11,162	165%
Cash flow from operations	**14,604**	5,367	172%
Per common share	**0.97**	0.39	149%
Net earnings	**5,870**	1,072	448%
Per common share	**0.39**	0.08	388%
Capital expenditures, net	**23,494**	18,802	25%
Shares outstanding - weighted average			
Common shares (000s)	**15,060**	13,730	10%
Common shares outstanding			
end of year (000s)	**15,029**	14,922	1%
Class B shares outstanding			
end of year (000s)	**1,170**	1,171	
OPERATIONS			
Production			
Crude oil and liquids (bbls/d)	**1,303**	803	62%
Natural gas (mcf/d)	**5,718**	3,784	51%
Total production (boe/d) (10:1)	**1,875**	1,181	59%
Total production (boe/d) (6:1)	**2,256**	1,434	57%
Average sales price			
Crude oil ($/bbls)	**40.44**	24.38	66%
Natural gas ($/mcf)	**4.92**	2.91	69%
Operating netback ($/boe) (10:1)	**27.06**	15.03	80%
Operating netback ($/boe) (6:1)	**22.49**	12.39	82%
Wells drilled			
Gross	**33**	16	106%
Net	**16.6**	9.1	82%
Reserves - Crude oil and NGLs (mbbls)			
Proved	**4,424.5**	3,081.1	44%
Probable	**1,244.8**	996.7	25%
Reserves - Natural gas (mmcf)			
Proved	**21,024.8**	19,232.0	9%
Probable	**5,929.0**	10,816.2	(45%)
Established Reserves (mboe)			
10:1 basis	**7,445.8**	6,043.5	23%
6:1 basis	**9,045.1**	7,686.1	18%
Undeveloped lands			
Gross acres	**257,438**	240,773	7%
Net acres	**193,773**	198,733	(3%)

[PRESIDENT'S MESSAGE]


2000
1500
1000
500
0
97 98 99 00

Average Daily Production
(boe/d) (10:1)

1997	1998	1999	2000
366	655	1,181	1,875


1.0
0.8
0.6
0.4
0.2
0
97 98 99 00

Cash Flow Per Common Share
($)

1997	1998	1999	2000
0.02	0.19	0.39	0.97

The year 2000 was an exceptional year for the petroleum industry. Oil prices began to recover in early 1999, continued to increase through the rest of that year and have remained steady in 2000 in the US$30 per bbl range. Natural gas prices increased throughout 2000 but really accelerated late in the year. The combined effect of two strong commodity prices — a relatively rare phenomenon — has now made most people aware of the strength of the oil and gas sector. Progress Energy enjoyed the luxury of higher prices combined with a substantial increase in production volumes that led to record revenues, cash flow and earnings. This is the third consecutive year we report such favourable results to our shareholders.

Production volumes increased by 57 percent to 1,875 boe per day in 2000 (10 mcf per boe) from 1,181 boe per day in 1999. This drove sales revenues higher by 165 percent to $29.6 million from the prior year's $11.1 million. Cash flow, a key measure that determines how we fund our capital expenditures, increased by 172 percent to $14.6 million from $5.4 million in 1999. Cash flow per common share outstanding increased by 172 percent to $0.97 from $0.39 in 1999. Earnings rose 445 percent to $5.8 million or $0.39 per common share from $1.1 million or $0.08 per share in 1999. Over the last year, we have observed that investors are focusing more on earnings than on "future growth potential in the new economy." Progress Energy has reported positive earnings every year, even in times of low commodity prices. Our return on equity was 28 percent in 2000.

We achieved our strong growth while maintaining a conservative balance sheet. Our debt at the end of 2000 was $21.9 million, lower than our expected cash flow for 2001, and below our guideline of limiting debt to approximately 1.5 times cash flow. Progress retains the financial flexibility to drill at an aggressive pace, to pursue corporate or asset acquisitions and to withstand sudden reductions in commodity prices.

Our production volumes have continued to increase during the first quarter of 2001, reflecting a successful winter drilling program. Production volumes will average approximately 2,250 boe per day in the first quarter and early second quarter rates have further increased to 2,700 boe per day, up 44 percent over 2000. In fact, our gas production almost doubled in April as we tied-in four recently drilled gas wells, bringing our gas production to 9 mmcf per day. These production increases, combined with higher gas prices and relatively stable oil prices, are expected to produce strong financial results in our fourth year of operations.

2000 AND EARLY 2001 OPERATING HIGHLIGHTS

- Drilled 33 wells in 2000 compared to 16 in 1999;
- Drilled three follow-up wells at Milo, British Columbia, in winter 2000-2001 that reconfirmed our large natural gas discovery made in 1999;
- Major new natural gas discovery at Milo West;
- Gross production rates from our Milo discoveries will exceed 30 mmcf per day in 2001;
- Drilled six successful wells at Two Creek, resulting in large production rate increases;
- Completed major facilities construction at our Two Creek, Alberta project;

- Made several new natural gas discoveries, all of which are onstream, and
- Completed six acquisitions to increase production rates and expand our inventory of drilling prospects.

DRILLING SUCCESS

Progress Energy drilled an excellent natural gas well at Milo, British Columbia to follow up our 1999 exploration success. Our a-76-H well went onstream in March 2000 at an initial rate of 5 mmcf per day to allow us to monitor the reservoir performance. We are currently producing the well at 8 mmcf per day, although it is capable of producing in excess of 12 mmcf per day. Subsequently, Progress drilled two additional wells in the Milo area that tested gas at 6.5 mmcf and 10 mmcf per day, while a third well is still being drilled. The Company is building gathering systems and facilities to handle higher production rates. Natural gas production from the Milo area should increase from 9 mmcf to over 30 mmcf per day. Progress Energy is the operator and has a 24 percent interest in most of this production. We also plan to drill several new wells at Milo in late 2001 and 2002.


40
gross
net
30
20
10
0
97
98
99
00

Drilling
(wells)

Gross	1997	1998	1999	2000
	4.0	31.0	16.0	33.0

Net	1997	1998	1999	2000
	4.0	25.8	9.1	16.6

Progress Energy also drilled five very successful horizontal wells into our Two Creek oil pools in west central Alberta and will follow this up with four more wells in 2001. Progress is the operator with an 80 percent working interest. The Company also made several new gas pool discoveries in 2000 at Modeste, Kaybob and Mahaska and the wells are now onstream. Finally, in southeast Saskatchewan and Manitoba, Progress Energy drilled many successful oil wells to expand our production base in the area to 1,000 bbls per day.

FACILITIES CONSTRUCTION

Progress Energy constructed several new oil batteries and gas handling facilities in 2000. Major facilities, which were constructed at Two Creek at a cost of approximately $3.0 million, were completed in April 2000. Specifically, we constructed a central battery to gather the oil and gas, and added natural gas compression to conserve solution gas that was previously flared. These facilities allow us to produce the wells at higher rates, decreasing operating expenses and adding a substantial new revenue stream by selling the natural gas rather than flaring it. Elimination of flaring also helps to protect the environment.

At Milo, British Columbia, we acquired gas handling and water disposal facilities to handle our increased production in the area. This provides more control as our operations expand. At the same time, we are continuing to expand the gas gathering systems in the Milo area by constructing a new 10-inch pipeline from our facilities directly to the Westcoast gas processing plant. This will give us the necessary capacity to move 50-plus mmcf per day of gas production and further reduce operating expenses.

[PRESIDENT'S MESSAGE]


8.0
6.0
4.0
2.0
0
97 98 99 00

Established Reserves
(mboe) (10:1)

1997	1998	1999	2000
1.1	4.1	6.0	7.5


4
3
2
1
0
97 98 99 00

Net Asset Value Per Share
($)

1997	1998	1999	2000
0.50	1.40	2.14	4.01

ADDING TO OUR STRONG FOUNDATION

Progress replaced the amount of oil and gas we produced in 2000 by a factor of 3.1 times. At year-end 2000, our established reserves totalled 7.5 million boe, up 23 percent over 1999. Proved reserves increased by 30 percent to 6.5 million boe. Our reserve life index, which is the amount of time it would take to produce all of our reserves, is a healthy 10.6 years, down from 1999's 11.5 years. Our reserve life index target is eight to nine years. Therefore, we have opportunities to increase production rates from our existing reserves.

Our finding and development costs for 2000 were $10.65 per proved boe using a conversion rate of 10 mcf of gas per bbl of oil. This compares to a cost of $9.30 per proved boe that we reported in 1999 and a three year average of $8.30 per proved boe.

A cornerstone of our foundation from a shareholders' perspective is the significant increase in our net asset value per share over the last 3.5 years. On a fully diluted basis, Progress Energy had a net asset value of $4.01 per common share at December 31, 2000. We believe this value has increased at the time of writing this report due to our first quarter 2001 drilling success. Compare this value to the $2.14 per share we recorded in last year's annual report and the $0.50 per share value in late 1997. Unfortunately, in 2000 the market did not fully appreciate this growth in fundamental value. Our share price lagged the value our people created — essentially an eight-fold increase in net asset value. However, we are beginning to see signs of a turnaround in investor attitude toward the sector and our share price, particularly as people begin to see the real value of oil and gas companies like Progress Energy that have good assets and strong technical teams to develop their properties.

TECHNOLOGY IN THE PETROLEUM INDUSTRY

This year, our annual report centres on the use of computer-driven technology in the petroleum industry. This industry has been characterized as "old economy" because it has been in existence for more than a century. The reality is that advanced technologies are allowing producers to discover new reservoirs that could not have been found even four or five years ago. This is as true for offshore Canada and the United States as it is in the Western Canadian Sedimentary Basin. This reality is particularly important because there has been no abatement in demand for petroleum products worldwide and we do not anticipate any slowdown in demand for the forseeable future. In the pages ahead you will meet some of our service providers and the technologies they employ, and how this has impacted some of our largest discoveries to date.

Another aspect of technology relates to the costs of finding and producing oil and gas reserves. Indeed, advanced technologies have reduced these costs so that governments have been able to layer on a heavy tax, although the industry continues to deliver the least expensive energy products that money can buy.

The petroleum industry is in the forefront of developing new information technologies that are then repackaged for other industrial sectors and consumers. The Internet is playing a major role in extending the use of technologies to drilling theatres. At Progress, the use of downhole cameras mounted on drill strings allows members of our exploration team to monitor an entire drilling sequence right from their desktop computers. When remote wells come onstream, we are able to monitor production rates continuously from Calgary. As well, the Internet and information technologies have made it relatively simple to monitor entire producing fields from a laptop or desktop computer. There is unlimited information available and our professionals turn this information into knowledge.


0.4
0.3
0.2
0.1
0
97
98
99
00
Earnings Per Common Share ($)

1997	1998	1999	2000
0.01	0.03	0.08	0.39

Investors who have been stung by the evaporation and loss of value of new economy companies are quickly realizing the merits of bricks and clicks industries like the oil and gas sector. We are already seeing investors return to the sector, attracted by the new value-driven paradigm which, in combination with strong commodity prices, is resulting in record profits and return on equity. Cash flow is no longer king of the oil and gas sector, although it is essential to replacing production and finding new reserves of oil and gas. The industry is increasingly being driven by profit, and capital intensive projects must pass stringent economic hurdle rates before producers proceed with them.

MAJOR SHAREHOLDER SELLS PROGRESS ENERGY INTEREST

In November 2000, Northrock Resources Ltd. sold its 7.65 million common shares in Progress Energy. Most of Northrock's holdings resulted from our original acquisition of oil properties in southeast Saskatchewan and Manitoba in 1997. Northrock expanded its holdings in 1998 and 1999 by participating in private placements. The shares were sold via a secondary issue of special warrants to a group of financial funds and individuals. The special warrants were cleared for conversion to common shares when our prospectus was approved by the Alberta Securities Commission in February 2001.

OIL INDUSTRY ENVIRONMENT

Both crude oil and natural gas prices are at their highest levels in 15 years. Many consumers think that this is unfair, but seem to forget that prices for housing, new cars, chocolate bars and salaries are also at their highest level in 15 years. We predict that prices will remain relatively high for the next several years due to the relentless increase in demand for oil and natural gas and the challenges of increasing supply. Last year we told you why oil prices fluctuated so much in the past few years and why they would stabilize at higher prices. We believe oil prices will remain within 20 percent of US$29 or CDN$43 per bbl throughout 2001 and 2002.

[PRESIDENT'S MESSAGE]

NATURAL GAS INDUSTRY ENVIRONMENT

Demand for natural gas has been increasing steadily for decades. Every time someone builds a new home, shopping centre or strip mall in Canada or the United States, it is probably heated by natural gas. You consume electricity — which is increasingly being generated by natural gas — every time you switch on a light, watch television or use your computer to check the stock price of Progress Energy. As a society we have turned away from hydro-electricity, coal-fired and nuclear generators in favour of natural gas to produce our electricity.

In Western Canada we historically produced more gas every year to meet rising demand. Today, the industry drills more new gas wells each year to supply this demand. Pulling hard on the new wells that are drilled into smaller pools translates into higher production decline rates than ever. Even the great old wells almost always continually decline in productivity. Consequently, we have to drill more successful gas wells each year just to maintain a constant production rate. In Alberta, 2000 natural gas production was less than the prior year and in early 2001 an even lower volume of natural gas is being fed into the TransCanada Pipelines Ltd. (formerly Nova) gas gathering system, the largest of its kind in Canada (after accounting for the Alliance pipeline volumes). This is a continuing trend. We are not running out of natural gas; our industry is just experiencing a short-term problem of trying to increase overall production rates.

The oil and gas sector is working almost flat-out to drill more wells which are clearly required to increase supply. This level of activity will create equipment and manpower shortages. The industry may also face challenges in finding enough good drilling prospects in the timely manner required. A higher natural gas price provides our industry with the necessary additional cash flow to drill and equip more wells in order to increase gas production. In addition, a higher price encourages consumers to be more efficient, although consumers do not appreciate this kind of encouragement.

Supply/demand fundamentals drove natural gas prices to very high levels between November 2000 and February 2001 (over $10 per mcf for Progress Energy). In the end, there was enough gas to meet demand; however, consumption depleted the storage reservoirs used to supply the peak demand during the winter. We expect that prices will remain in the $5-$8 per mcf range to encourage enough new supply to refill the storage reservoirs for next winter. Supply and demand will be tight for the next several years.

EXPECTATIONS FOR PROGRESS IN 2001

Progress Energy's 2001 capital budget of $30 million will be funded from cash flow and our line of credit. Our capital expenditures will be driven by our cash flow and the opportunities we create. However, we will limit debt to 1.5 times current annualized cash flow or less. We have maintained a large inventory of drilling prospects and continued with our aggressive program by drilling 11 wells in the first quarter 2001.

Progress Energy has now optimized some of our smaller oil and natural gas pools. Most of these pools will continue to be produced to yield production revenues; however, we plan to sell or trade certain pools for cash or new properties. Consequently, the Company will have the financial capability to expand into new core areas of operations in late 2001. Production rates in 2001 are forecast to average 2,650 boe per day, a 41 percent increase over 2000. Sales revenue will be in the range of $45 million, yielding cash flow of approximately $22.5 million (assuming the price forecast supplied by Paddock Lindstrom and Associates Ltd.). Cash flow per common share is forecast to increase by 55 percent to $1.50, compared to $0.97 in 2000.


25
20
15
10
5
0
97
98
99
00

Net Capital Expenditures
($ millions)

1997	1998	1999	2000
9.1	15.7	18.8	23.5

ACKNOWLEDGEMENTS

Our Board of Directors has changed over the last year to reflect our changing shareholder base. Mr. Kevin Olson and Mr. Dave Pearce, who represented Northrock Resources' interests, resigned when Northrock disposed of its shares. Mr. John Stewart, Vice Chairman of ARC Financial Corporation, and Mr. John Brussa, partner with Burnet Duckworth and Palmer, have agreed to stand for election to the Board. Our Board is very experienced in the oil and gas industry and provides insightful guidance.

We also thank the Progress management team which contributed in such a meaningful way to the Company's increased production, reserves, net asset value, and ultimately the share price.

On behalf of the Board of Directors,

signed
Kenneth J. Bowie, P.Eng. MBA
President and CEO
April 3, 2001



1

3D SEISMIC

Three-dimensional (3D) seismic provides the key visual tool to enable the technical team to "look" at the results of the seismic shoots that generated the huge data sets that were eventually processed and interpreted into a mathematical model of the sub-surface. It allows us to identify pools we otherwise wouldn't know were there, as well as to correctly place wells in pools that might have been identified under 2D seismic, but carried a far higher risk of unsuccessful drilling.

2D seismic is still widely used to identify prospective geological features. In some areas we rarely drill without the greater certainty of 3D seismic. Two Creek is only 10 percent covered by 3D seismic — but it's the crucial 10 percent, and is how we identified the reservoir distribution that allowed us to drill successfully. In 2001, Progress is shooting more 2D and 3D seismic.



2

RESERVOIR MODELLING

Reservoir modelling occurs at two stages: before drilling, when geologists create an image of the new target reservoir; and years into production, when engineers seek to get the most out of an existing pool. Reservoir modelling is especially useful during the production phase. Like many producers, Progress employs waterfloods to improve recovery rates from oil pools in southeast Saskatchewan, creating incremental reserves
and production.

Today's software allows us to create a detailed model of what our reservoir is doing. Then it can forecast the reservoir's behaviour under various scenarios — no further investment, in-fill drilling of new producing wells, or additional conversion of producing wells into water-injectors. Reservoir modelling helps us avoid costly mistakes, like needless drilling, and get the greatest possible production and cash flow out of a producing reservoir.



3 WELL PLANNING

Many things go into selecting a new drilling location, but one of the biggest improvements has been the ability to access public well-log data on-line. The traditional method — cabinets full of microfiche — took years to build up, required roomfuls of space, dedicated equipment and trained operators, and was very cumbersome. Geologists would cut out copies with scissors and paste them next to each other for comparison.

Today, Progress can access an electronic database and call up nearly any set of well logs — for instance, all the existing Viking gas producers surrounding a new prospect. Looking at how analogous pools in an area have performed helps us to plan drilling locations and work up a model of a potential new well's likely economics. This saves time and money and reduces exploration risk. There's an enormous amount of data available to our technical team. Last year, Progress linked its head offices to Calgary's fibre-optic network.



4 DRILLING

In drilling, time really is money. Today's technology is cutting drilling times. A deep test took a month as recently as 1995; today a 3,000 metre well can be drilled in 21 days. Credit goes to new tools like polycrystalline diamond compound drill bits that are harder, sharper and faster than old bits.

3D seismic tells us where the pool is likely to be. Downhole tools have improved tremendously, as has measurement-while-drilling (MWD). Pinpointing a drill bit's location to within a few metres, even thousands of metres underground, allows us to place a wellbore above the water zone even in a very narrow reservoir. Where there's multi-zone opportunity, we can snake the well through two or more producing intervals.

It used to take days to transport well logs to head office for analysis and a decision on whether to proceed to casing and testing. Now, well logs are relayed by secure satellite link to head office and a decision can be made within hours.



5

PRODUCTION TECHNOLOGY

Natural gas reserves in many of the "tight" formations drilled today would be uneconomic using historical technology. Fortunately, fracturing techniques and the computer programs that support them keep improving. Progress employs sophisticated software to simulate the effects of hydraulic fracturing on various wells, allowing us to "high-grade" candidates and to select the amount of fracturing that will optimize the balance of front-end investment to incremental cash flow.

Today's fracturing contractors arrive on-site in computer-packed vans, enabling the team to visualize the fracturing in real-time and make optimizing adjustments. The outcome is a two-millimetre-thick fracture radiating from just a few metres to as much as 100 metres or more from the wellbore. Packed with highly permeable, coarse sand, the fracture multiplies the reservoir surface area exposed, transforming a trickle of uneconomic production into a productive well.



photo courtesy of Metso Automation

6

SCADA SYSTEMS

The Supervisory Control and Data Acquisition (SCADA) system is a key field tool that allows near-real-time remote monitoring of producing wells. At the Milo play, performance data are relayed by wireless link to the Fort Nelson field office. Previously, well monitoring required a daily visit by a field operator, and even a minor problem — freezing or pump failure — might put a well down for a day. Now, our operators can take corrective action immediately.

Being freed from spending hours daily driving to well sites allows our operators to concentrate on technical and strategic tasks. And head office can respond to changing market conditions. In one case, we turned up a gas well's production from 6 mmcf per day to 7 mmcf per day through one telephone call to the field office, followed by a few seconds' work on their workstation. We believe the SCADA system, where implemented, is reducing operating costs by at least 10 percent — a key advantage in an era of cost pressures — and is improving well-productivity by as much as 10 percent, increasing the Company's cash flow.

[TECHNOLOGY - HOW IT DRIVES OUR GROWTH]

Today's technology is about reducing risk and increasing certainty. It's about tipping the economic balance of a known pool from uneconomic into a money-maker, or the risk-reward balance of a new prospect from too risky to drillable. In some cases, technology is identifying unknown pools. In others, it's turning marginal wells which may have been suspended into producing wells.

Three-dimensional (3D) seismic has been talked about for years. But 3D seismic today is far better than it was 10 or 15 years ago. Huge improvements have been made as computing power grew in leaps and the cost of processing power and memory plummetted. Today there's more computing power on workstations at Progress Energy than there was in a major company's mainframe in the 80s. Data is now measured in terabytes — thousands of gigabytes.

Twenty years ago, 2D seismic identified a Keg River reef at Milo. But it didn't show where to drill. The result was two expensive dry holes, bad enough to break an emerging producer. Two years ago, 3D seismic allowed Progress to pinpoint the producing zone, less than 300 metres from the dry hole. Progress then utilized a newer drilling technology. The $2 million cost of a new, vertical well would have been too high for Progress. But horizontal drilling got us where we needed to go. We re-entered one of the existing wells, which had hit tight rock unable to produce economic volumes, and drilled laterally, into the permeable zone. Result: for $900,000 we got a well producing at 5 mmcf per day.

Horizontal wells are used even more frequently to tap shallow to medium depth oil pools. At Two Creek, horizontals have come in at up to 400 bbl of oil per day often pay out in three to four months, and produce at 100 bbls per day or better a year out, versus 30-60 bbls per day for vertical producers.

Short-term finding and development costs are going up in response to record activity levels. But there's no doubt technology has had a huge cost-reducing effect in the Western Canadian Sedimentary Basin. Technology promises to extend the useful life of individual pools, fields and even entire basins that some people have judged "mature."

[2000 EXPLORATION REVIEW]

STRATEGIC OVERVIEW

During Progress' 1997 inception, we developed a strategy that we believed would generate continual growth and maximize value for our shareholders. We have continued to employ that strategy, which has contributed to Progress' success over the past three years. The key elements of this strategy are:

- Generate profitable growth through a combination of exploration, exploitation and strategic property acquisitions
- Establish viable core areas with high working interests and operatorship of most properties in order to control the timing and cost of our capital projects
- Concentrate full-cycle exploration efforts in our areas of technical expertise
- Focus attention on shallow to medium-depth, multi-zone targets
- Ensure property acquisitions have future exploration, exploitation and optimization opportunities
- Farm-in on lands where we can tie up significant, high quality unproved acreage in a relatively short period of time

Considerable attention was directed to development activities in our core areas during 2000, as Progress concentrated a significant portion of resources to drilling development wells and building facility infrastructure to support our increasing production base. At the same time, we continued to increase our undeveloped land holdings in Alberta and British Columbia, and to utilize seismic technology and our geological expertise to generate exploration opportunities in our core regions. Exploration success was achieved at Two Creek, Modeste and most recently at Milo. Progress made seven property acquisitions during the year to consolidate our interests in several key properties and to add new properties adjacent to other operated areas. Many of the new properties presented excellent development and optimization opportunities.

	2000	1999	1998
Undeveloped land (net acres)	1,409	808	-
Oil and liquids production (bbls/d)	-	-	-
Natural gas production (mcf/d)	1,932	1,573	-
Total production (boe/d 10:1)	193	157	-
Total production (boe/d 6:1)	322	262	-
Wells drilled (gross)	1	1	-

	2000	1999	1998
Undeveloped land (net acres)	15,824	12,826	8,102
Oil and liquids production (bbls/d)	364	198	95
Natural gas production (mcf/d)	1,515	-	-
Total production (boe/d 10:1)	516	198	95
Total production (boe/d 6:1)	617	198	95
Wells drilled (gross)	9	3	4


MILO
Alberta
TWO CREEK
WHITECOURT
British Columbia
Manitoba
Saskatchewan
SOUTHEAST SASKATCHEWAN/MANITOBA

	2000	1999	1998
Undeveloped land (net acres)	20,514	14,527	7,384
Oil and liquids production (bbls/d)	27	30	-
Natural gas production (mcf/d)	2,196	2,181	-
Total production (boe/d 10:1)	247	248	-
Total production (boe/d 6:1)	393	394	-
Wells drilled (gross)	9	9	5

SOUTHEAST SASKATCHEWAN/ MANITOBA	2000	1999	1998
Undeveloped land (net acres)	150,742	165,421	167,889
Oil and liquids production (bbls/d)	912	575	559
Natural gas production (mcf/d)	75	-	-
Total production (boe/d 10:1)	920	575	559
Total production (boe/d 6:1)	925	575	559
Wells drilled (gross)	14	3	15

[REVIEW OF CORE AREAS]

MILO, BRITISH COLUMBIA

In only three winter drilling seasons this property has been transformed from a high-risk exploration prospect into a core producing area for the Company. Production has increased from nil to over 30 mmcf per day from the Milo area with many new drilling prospects yet to pursue. Milo is located just west of Fort Nelson in northeast British Columbia. Progress Energy has a 24 percent working interest and is the operator of the original Keg River reef discovery.

Early in 2000, we followed up our 1999 horizontal discovery well with a successful vertical well, a-76-H/94-J-11. This well commenced production at a restricted rate of 5 mmcf per day of natural gas. After more than six months producing at this rate we began to increase the volume to a level more in line with the well's capabilities. The well is currently producing at 8 mmcf per day with no significant water production. We believe this is still less than the well's deliverability, which offers the opportunity to further increase its production level.

The discovery well, which has already recovered more than 3 bcf, is structurally lower in the producing Keg River Formation. It became apparent after a few months of production that high gas withdrawal rates resulted in some water production. We have found that at its current rate of 3-4 mmcf per day, the reservoir drawdown is low enough to prevent excessive water coning. This winter Progress re-entered the well bore to place a liner along a portion of the horizontal section that is believed to be the water source. If successful this would enable the Company to increase the production rate without increasing the water production rate.

In light of this pool's large-scale reserve potential, Progress went into the past winter drilling season with the intention of putting in three further development wells. As of mid-April 2001, the Company had drilled and completed and begun tying in two of them. Both wells appear capable of producing at least 8 mmcf per day. The third new well was suspended prior to reaching the target depth due to mechanical problems and the onset of spring breakup. Drilling operations on this well will resume in late 2001.

At Milo West, our geological and geophysical interpretations were correct and we were rewarded with a new pool discovery and a well that flow-tested at more than 10 mmcf per day. The well, b-72-G/94-J-11, targeted a separate Keg River reef which had been identified on the original 3D seismic program. Progress has a 13.1 percent working interest in this property. This well is now tied in and onstream in early April. Additional drilling on this feature will begin next winter.

To accommodate this large increase in production, we have been busy assembling infrastructure to ensure that we can get this gas to market. Last summer Progress purchased the field dehydration and water disposal facility that the Company had previously been using on a custom fee basis. This has decreased operating expenses and given Progress control over the facility's capacity.

MILO



Progress Lands
Pipeline
Gas Well
Suspended Gas Well
Dry & Abandoned Well
Reef



3D representation of the Milo reefs. The structure on the left, Milo West, was identified on seismic in 1999 and drilled in the winter of 2000/2001. The well was placed on production in the first quarter of 2001.

[REVIEW OF CORE AREAS]

We also obtained approvals to construct a 254-millimetre pipeline from that facility to the Westcoast mainline. This will save on gas transportation fees and prevent the existing six-inch line from becoming a bottleneck. Progress suspended construction of the new line upon an early spring breakup, and now intends to finish the project in the next winter season.

In addition, we are in the approval process for the construction of a gas plant with a capacity of 60 mmcf per day. This would allow the Company's production to bypass the Westcoast Fort Nelson plant, saving on gas processing fees and guaranteeing availability of processing capacity.

Milo is a remote area that is only accessible for three to four months each year. For three successive winters, our operations staff have done an outstanding job of managing tremendous activity levels in a short time-frame, while at the same time complying fully with all regulatory requirements to minimize environmental disturbances. Gross production revenues over the next year will be over $75 million, with over $22 million paid to the government of British Columbia. Everyone benefits when development is completed in this manner.

TWO CREEK AND KAYBOB, ALBERTA

Two Creek is located in west central Alberta, northwest of Whitecourt. Production is from two Jurassic oil pools and one Lower Mannville natural gas pool. Development of this 80 percent working-interest core area continued throughout the year as additional wells and facilities were added. Our strategy of exploiting these pools through horizontal drilling has been extremely successful. During 2000, Progress drilled six producing oil wells, five of which were horizontal. The new wells increased the field's production from 225 bbls per day in January 2000 to 1,050 bbls per day in January 2001. Some of the horizontal wells are rate-restricted and are capable of producing at up to 250 bbls per day each. Progress has applied to reduce the production restrictions.

Early in 2000, we completed the construction of a battery and sales line which reduced operating expenses, reduced rate restrictions on one of the two oil pools, and brought onstream sales gas volumes of 2 mmcf per day. At the end of the year a compressor was added to the battery to reduce flaring, further increasing the sale of solution gas. As of mid-March 2001, an additional horizontal well was being drilled, with several more planned for 2001. In addition, a number of seismically defined exploration plays will be drilled this year as we continue to grow in this core area.

Kaybob lies southwest of Two Creek and is the focus of an active exploration program. The area contains many prospective zones including the Viking, Ostracod, Gething and Jurassic. Progress made a dual Viking gas and Jurassic oil discovery in 2000. Our working interest is 50 percent before pay-out and 30 percent thereafter. The Viking gas was placed on-production in June, although the production rate has declined to where the well will be converted to a Jurassic oil well this spring. A large seismic program has been shot in the area resulting in additional locations that Progress intends to drill this year. Progress now has control of 77 sections of land in the Two Creek-Kaybob area at an average working interest of over 60 percent, most of which we operate.

TWO CREEK


R18
R17
R16
R15W5
Two Creek
T65
T64
Kaybob
T63
R16
R15W5
Two Creek
Jurassic A Pool
Medium Oil
T65
Jurassic B Pool
Light Oil
T64
Progress Lands
Gas Well
Oil Well
Water Disposal
Suspended Gas Well
Horizontal Well
Proposed Horizontal Well
Dry & Abandoned Well
Location

Detailed view shows outline of Two Creek oil pools

[REVIEW OF CORE AREAS]

WHITECOURT, ALBERTA

The Whitecourt region covers a large area and includes the Whitecourt, Mahaska, Goodwin and Modeste producing properties. With year-round access and multi-zone gas potential at medium depths, Whitecourt remains a core area for the exploration and development of new gas reserves. In 2000, Progress drilled a successful Nordegg gas well (70 percent working interest) at Modeste which was tied in during January 2001. The Company is evaluating an offset location for the second half of 2001.

At Mahaska, Progress Energy's 50 percent working-interest well at 15-34 was tied in and is now producing. Two other potential gas wells remain to be tied in pending economic evaluation of recoverable reserves.

During 2000, production difficulties in three Whitecourt wells and one Pembina well resulted in the premature loss of gas production. We believe considerable reserves remain and we are making efforts to re-establish this gas production through a plunger lift system and other well stimulation techniques. Progress Energy has established a large land holding in the Whitecourt area through purchases and farm-ins and now controls over 50,700 acres of land with an average working interest of 47.35 percent.


WHITECOURT
R17
R15
13
R11
R9
R7
R5
Judy Creek South
Whitecourt
Goodwin
Leaman
Mahaska
Tomahawk
Modeste
T63
T61
T59
T57
T55
T53
T51
T49


R6
R5
T49
T48
Jurassic Erosional Edge
Modeste
Progress Lands
Gas Well
Suspended Gas Well
Oil Well
Location
Dry & Abandoned Well
Pool Edges

Distribution of the Jurassic reservoir in the Modeste prospect.

[REVIEW OF CORE AREAS]

SOUTHEAST SASKATCHEWAN/MANITOBA

The recovery of oil prices in 2000 allowed Progress Energy to accelerate its strategy of drilling light oil (32° API), low risk horizontal wells in Southeast Saskatchewan/Manitoba. The primary geologic targets include the Midale, Frobisher-Alida and Bakken formations. We also added to our exploitable asset base by acquiring additional interests in existing properties and expanding our land base in prospective areas. The Company continues to pursue its goal of managing costs by operating our key properties.

Progress was successful in acquiring a 100 percent working interest in the South Alameda unit that produces oil from the Midale Formation. One well was drilled on this property and additional wells are planned for 2001 in order to exploit this sizable asset. At Steelman Unit #7 (45.7 percent working interest), Progress drilled three wells, including two oil wells and one well that was dry and abandoned. The success of this program resulted in the addition of more drilling locations for 2001. Progress recently drilled an oil well in our 100 percent working interest Kisbey/Clarilaw block through a farm-out agreement where the Company pays 21 percent of the drilling cost and retains 56 percent of the production revenue. The well currently produces at over 175 bbls per day. We shot a 3D seismic program over a portion of our lands early this spring. Progress is excited about the potential of this property as we have over 10 more drilling locations in this area.

Plans in 2000 to drill an infill program at Rocanville went unfulfilled as we were unable to obtain partner approval. We believe there is considerable potential to increase recoverable reserves and will continue to pursue this opportunity. At Birdtail, which has a similar farm-out to the Kisbey/Clarilaw block, we kicked off a four-well drilling program aimed at extending the boundaries of our existing Bakken oil pools. All four wells were successful; however, preliminary production figures suggest water from an overlying zone may be entering our well bore. We are continuing to evaluate ways to eliminate this problem.

At Virden, Manitoba, Progress farmed out and drilled two successful horizontal oil wells in the Lodgepole Formation. Again, Progress will pay 21 percent of the drilling cost and retain 56 percent of the production revenue. We anticipate drilling more wells later this year.

Finally, Progress participated in many smaller-interest, non-operated properties in 2000. The end result from our work was to increase production rates by 60 percent to 920 boe per day from 575 in 1999. Current production rates exceed 1,000 boe per day net to Progress and we will continue our strategy of drilling wells and purchasing under-optimized oil pools.

SOUTHEAST SASKATCHEWAN


R6
R5
R4
R3
R2
Clarilaw/
Kisbey
T7
Wordsworth
T6
Weirhill
Steelman #7
Steelman #2
T5
Alameda
T4
Steelman #5
Alameda South
T3


R6
R5W2
Clarilaw/Kisbey
T7
Progress Lands
3 D Seismic
• Producing Oil
Horizontal
Dry & Abandoned Well
Oil Battery

Close-up of the Clarilaw/Kisbey area shows plan view of 3D seismic

[2000 OPERATIONS REVIEW]

UNDEVELOPED LAND HOLDINGS

Progress increased its gross undeveloped land base by seven percent in 2000, however its net undeveloped land base decreased by three percent during the year. This reflects the fact that Progress decreased its total undeveloped land position in southeast Saskatchewan/Manitoba through a sale of certain undeveloped lands for $700,000 and expiries while acquiring new holdings in Alberta and British Columbia through Crown land sales and farm-ins. The Company's working interest participation in the new land acquisitions was lower than the lands relinquished, resulting in the decrease in net undeveloped acreage.

Undeveloped lands (acres)[1]	**2000**	1999	1998
Gross acres	**257,438**	240,773	209,122
Net acres	**193,772**	198,733	186,889
Average working interest	**75.3%**	82.5%	89.4%

(1) Does not include "unearned" farm-in acreage

2000 CAPITAL PROGRAM

Progress' 2000 capital program increased by 25 percent over 1999 to $23.5 million. Fifty-four percent of the Company's 2000 capital expenditures were devoted to drilling and completion operations with Progress drilling a total of 33 wells. Progress allocated 21 percent of its spending to increasing production facility infrastructure with the largest project being $2.4 million net for a central battery and gas conservation scheme at Two Creek. Fifteen percent of the Company's capital expenditures were allocated to seven property acquisitions with the largest acquisition closing in July 2000 for $2.3 million for a package of properties in Southeast Saskatchewan/Manitoba.

Capital expenditures			
($ thousands)	**2000**	1999	1998
Land	**1,020**	440	1,046
Geological and geophysical	**1,322**	791	862
Drilling and completions	**12,606**	6,989	8,742
Equipping and facilities	**4,917**	5,650	1,605
Acquisitions (net of dispositions)	**3,552**	4,822	3,305
Other	**77**	110	154
	23,494	18,802	15,714

DRILLING ACTIVITY

During the year, Progress drilled one (0.3 net) well in British Columbia, 19 (11.4 net) wells in Alberta, nine (3.6 net) wells in Saskatchewan and six (1.3 net) wells in Manitoba for a total of 33 (16.6 net) wells. The Company was the operator of 22 wells drilled during the year. With oil prices remaining extremely strong throughout 2000, Progress concentrated its drilling efforts on our oil development opportunities. Sixth-one percent (59 percent net) or 20 (9.7 net) of the wells drilled were development oil wells. Progress participated in 11 (6.6 net) exploration wells with successes in the Kaybob (Two Creek) and Modeste areas of Alberta.

Drilling results (wells)	**2000 gross**	**2000 net**	1999 gross	1999 net	1998 gross	1998 net
Oil	**21**	**10.3**	4	2.2	16	14.1
Natural gas	**5**	**2.7**	9	4.6	6	4.1
Dry and abandoned	**7**	**3.6**	3	2.3	9	7.7
Total	**33**	**16.6**	16	9.1	31	25.8
Exploration wells	**11**	**6.6**	11	6.9	15	12.5
Development wells	**21**	**10.0**	5	2.2	16	13.3
Success rate	**79%**	**78%**	81%	75%	71%	71%

RESERVES

Progress Energy replaced the amount of oil and gas it produced in 2000 by a factor of 3.1 times. At year-end the Company's established reserves totalled 7.5 million boe (at 10:1 conversion), up by 23 percent over year-end 1999. Proved reserves increased by 30 percent year-over-year to 6.5 million boe. Almost 75 percent of our total established reserves were in the proved-producing category, which represents the highest level of certainty and value. This was up from 48 percent at year-end 1999. Most of our proved non-producing reserves were from wells drilled late in 2000 and were not onstream by year-end. These wells were onstream in early 2001. The remaining portion of proved non-producing reserves are in the gas cap at our Two Creek property. Progress has essentially no proved undeveloped reserves (the lowest proved category for value and certainty of production).

Progress Energy's reserve life index, the amount of time it would take to produce all of our reserves, is a healthy 10.6 years, down from 1999's 11.5 years. Our reserve life index target is eight to nine years, meaning we have opportunities to further increase production rates from our existing reserve base.

The Company's recycle ratio was 2.01 for proved reserves in 2000, up by 50 percent from 1999. Progress Energy's cash netback, which is the realized product price less royalties, operating costs, general and administrative expenses, interest expenses and current taxes, was $21.38 per boe of production in 2000, while the cost to replace that boe of production was $10.65 in the same year. The difference is what remains for reinvestment to fund future growth.

[OPERATIONS REVIEW]

A healthy recycle ratio, such as the one Progress generated last year, is an indicator of strong prospects for continued growth. High realized product prices, low current expenses and low finding and development costs all contributed to Progress Energy's healthy recycle ratio.

A summary of our reserves by category and the associated reserve values as evaluated by Paddock Lindstrom and Associates Ltd. is presented below. For the purposes of reserve presentation, "established reserves" is the sum of total proved reserves and 50 percent of probable reserves. Barrel of oil equivalent (boe) calculations are based on a 10:1 conversion of natural gas to oil for reserve presentation only.

Reserve reconciliation	Oil and liquids (mbbl)			Natural gas (mmcf)			mboe		
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
December 31, 1999	3,081.1	996.7	4,077.9	19,232.0	10,816.2	30,048.3	5,004.3	2,078.3	7,082.6
Additions	1,348.0	261.0	1,609.0	7,034.0	(2,921.0)	4,113.0	2,051.4	(31.1)	2,020.3
Revisions	(471.4)	(13.0)	(458.4)	(3,169.6)	(1,966.3)	(5,135.9)	(154.5)	(209.5)	(55.0)
Production	(476.0)		(476.0)	(2,071.6)		(2,071.6)	(683.2)	(683.2)	
December 31, 2000	**4,424.5**	**1,244.8**	**5,669.3**	**21,024.8**	**5,929.0**	**26,953.8**	**6,527.0**	**1,837.7**	**8,364.7**

Reserve replacement ratio (mboe)	**2000**	1999	1998
Volumes of established reserves added	**2,085.6**	2,392.9	4,081.7
Production Volumes	**683.2**	431.2	323.0
Reserve replacement ratio	**3.1**	5.5	12.6

Reserve life index (mboe)	**2000**	1999	1998
Established reserves at December 31 (mboe)	**7,445.8**	6,043.5	4,081.7
Production volumes (mboe)	**705.0**	531.3	323.0
Reserve life index (years) [1]	**10.6**	11.4	12.6

[1] Based on annualized fourth quarter production volumes

Reserve recycle ratio	**2000**	1999	1998
Average cash flow from operations ($/boe)	**21.38**	12.44	9.27
Finding costs			
Proved	**10.65**	9.30	5.70
Established	**11.27**	7.86	4.81
Reserve recycle ratio			
Proved	**2.01**	1.34	1.62
Established	**1.90**	1.58	1.93

Net present value of reserves	Oil and liquids	Natural gas	Total	Value ($000s) Discounted at		
	(mbbl)	(mmcf)	mboe	0%	10%	15%
Proved producing	3,944.7	16,096.2	5,554.3	116,389	75,768	65,613
Proved non-producing	452.5	4,928.6	945.4	24,703	10,480	8,307
Proved undeveloped	27.3		27.3	410	264	226
Total proved	4,424.5	21,024.8	6,527.0	141,502	86,512	74,146
Risked probable [1]	622.4	2,964.5	918.9	18,135	10,594	8,802
Established						
December 31, 2000	**5,047.0**	**23,989.3**	**7,445.9**	**159,637**	**97,106**	**82,948**
December 31, 1999	3,579.5	24,640.1	6,043.5	90,502	54,839	46,318
December 31, 1998	3,074.1	10,077.0	4,081.8	52,691	30,374	24,899

[1] Probable reserves have been reduced by 50% to allow for risk

Paddock Lindstrom price forecast	WTI at Cushing ($US/bbl)	Light oil at Edmonton ($CDN/bbl)	Natural gas at Henry Hub (US$/mmbtu)	AECO C ($CDN/mmbtu)
2001	27.00	39.91	5.25	7.35
2002	24.00	34.80	4.00	5.36
2003	23.00	32.78	3.75	4.89
2004	23.00	32.27	3.50	4.44
2005	23.46	32.43	3.57	4.45
2006	23.93	33.08	3.64	4.54
2007	24.41	33.74	3.71	4.63
2008	24.90	34.42	3.79	4.72
2009	25.39	35.11	3.86	4.82
2010	25.90	35.81	3.94	4.91
2011	26.42	36.52	4.02	5.01
2012	26.95	37.25	4.10	5.11
2013	27.49	38.00	4.18	5.21
2014	28.04	38.76	4.27	5.32
2015	28.60	39.53	4.35	5.43

FINDING AND DEVELOPMENT COSTS

Progress Energy's finding and development costs for 2000 were $10.65 per proved boe of new reserves added (at 10:1 conversion), bringing our three-year average finding and development costs to $8.30 per proved boe. These values include all revisions and onstream costs. Finding and development costs for established reserves (proved plus probable risked at 50 percent) were higher at $11.27 per boe. This value is typically lower than the proved finding and development cost. The higher value occurred this year because we invested a lot of money into converting

[OPERATIONS REVIEW]

previously recognized probable reserves into proved-producing reserves and we did not proportionally add new probable reserves, leading to a reduction in probable reserves.

The year-over-year increase in finding and development costs occurred primarily due to higher costs to drill, complete and equip wells. This was a function of the high current industry activity rate, including a fully utilized labour force and equipment fleet. Other contributing factors included: negative revisions to our reserves in the Whitecourt field; investing money into further developing our existing reserves which deliberately lowers the reserve life index and increases our production rate and cash flow from our reserve base; and investing significant capital to install production batteries and gas facilities to improve production rates, and reduce future operating expenses.

Finding and onstream costs	**2000**	1999	1998	Three-year average
Total capital additions ($ millions)	**23.5**	18.8	15.7	58.0
Reserve additions/revisions				
Proved reserves (mboe)	**2,205.9**	2,020.8	2,759.0	6,985.7
Probable reserves (mboe)	**(240.6)**	744.3	1,017.5	1,521.2
Total additions (mboe)	**1,965.3**	2,765.1	3,776.5	8,506.9
Reserve addition and onstream costs ($/boe)				
Proved	**10.65**	9.30	5.70	8.30
Proved plus 50% probable (established)	**11.27**	7.86	4.81	7.49
Proved plus 100% probable	**11.96**	6.80	4.16	6.82

NET ASSET VALUE PER SHARE

A cornerstone of our financial foundation, and a key indicator of value from the shareholder's perspective, is the significant increase in our net asset value per share over the last three years. On a fully diluted basis and using a 15 percent discount factor, Progress Energy had a net asset value of $4.01 per share on its future pretax cash flows at year-end 2000. This was up by 87 percent over the year-end 1999 value of $2.14. At the end of 1997 the Company's net asset value was $0.50 per share; the year-end 2000 figure represents an eight-fold increase in three years.

Our reserve value has appreciated by 79 percent to $82.9 million from $46.3 million in 1999. The increase is attributed to a larger reserves base, produced at higher production rates and valued by a higher price forecast due to the tight supply/demand scenario for energy. Details in deriving our net asset value per share is as follows:

Net asset value	Discount rates	
($ thousands except per share data)	10%	15%
Established reserves[1]	97,106	82,948
Undeveloped land[2]	9,912	9,912
Seismic	2,000	2,000
Proceeds from stock options[3]	2,102	2,102
Long-term debt and working capital	(21,926)	(21,926)
Net asset value	89,194	75,036
Common shares at year-end (thousands)	15,029	15,029
Fully diluted shares at year-end (thousands)[4]	18,725	18,725
Net asset value per fully diluted share	4.76	4.01

[1] Reserves values are based on before tax estimates of future cash flows evaluated by Paddock Lindstrom and Associates Ltd.

[2] Undeveloped land value as provided by Seaton Jordan and Associates

[4] 1,356,250 options @ $1.55 each

[5] Common shares plus options plus 1,170,000 Class B shares that have been converted to common shares using a price of $5.00 per common share at the assumed conversion date of January 2003

OPERATING NETBACKS

Strong commodity prices for both crude oil and natural gas, coupled with substantial gains in production during the year, were the main drivers for the increased operating netbacks achieved by Progress in 2000. Royalties as a percentage of sales remained the same as in 1999 at 23 percent. Reactivation of higher operating cost wells as a result of strong commodity prices and optimization and repairs to wells and facilities acquired through acquisitions led to the increase in operating costs during the year.

Operating netbacks			
$ per boe (10:1 conversion)	**2000**	1999	1998[1]
Average sales price	**43.12**	25.87	18.10
Average royalties	**(9.98)**	(5.83)	(2.68)
Average operating costs	**(6.08)**	(5.01)	(4.73)
Average netback	**27.06**	15.03	10.69
$ per boe (6:1 conversion)	**2000**	1999	1998[1]
Average sales price	**35.84**	21.32	18.10
Average royalties	**(8.30)**	(4.80)	(2.68)
Average operating costs	**(5.05)**	(4.13)	(4.73)
Average netback	**22.49**	(12.39)	10.69

[1] Progress had no natural gas production in 1998

[OPERATIONS REVIEW]

MARKETING

Progress employs the following principles with respect to marketing of our production:

- Maximize production from all properties;
- Maximize rates of take on production from producing properties;
- Maintain a balanced production mix between oil and natural gas, and
- Selectively employ financial instruments to secure future revenues and cash flow for reinvestment.

NATURAL GAS

Progress' natural gas production represented 30 percent of Progress Energy's total production mix and the Company took 97 percent of its natural gas production in-kind. Thirty-four percent of Progress Energy's natural gas production comes from British Columbia, 64 percent from Alberta and two percent from Saskatchewan. Progress sold 100 percent of its gas in British Columbia and in Alberta into the spot market and the Company plans to continue selling its natural gas production through these marketing arrangements for the foreseeable future.

Progress hedged 1,250 GJ per day of production at an average price of $3.68 per GJ for the period of November 1999 to March 2000. During the summer season of 2000 (April 1, 2000 to October 31, 2000), Progress hedged 1,500 GJ per day at an average price of $3.67 per GJ. For the winter season of 2000/01 (November 1, 2000 to March 31, 2001), Progress has purchased a put option that will provide a floor price of $5.52 per GJ on 2,000 GJ per day for a cost of $0.20 per GJ. Progress Energy's natural gas risk management resulted in a $391,000 charge that was offset against petroleum and gas revenues.

CRUDE OIL AND LIQUIDS

Crude oil and liquids represented 70 percent of Progress Energy's production mix during the year and the Company took over 95 percent of its production in-kind. Thirty percent of the Company's crude oil and liquids production is based in Alberta, 56 percent in Saskatchewan and 14 percent in Manitoba. The Company's average oil gravity continues to remain around 32° API and the Company enjoys close proximity to sales terminals for the majority of its production.

During the first quarter of 2000, Progress incurred a loss of $190,000 as a result of hedging crude oil production. During this period, Progress had a contract in place to hedge 200 bbls per day of crude oil at a price of CDN$31.29. For the balance of the year, Progress did not employ any financial instruments with respect to its crude oil production. During the first quarter of 2001, Progress has a call option in place to sell 800 bbls per day at a ceiling price of US$35.00 per bbl and during the second quarter of 2001 the Company has a put option in place to sell 1,000 bbls per day at a floor price of US$27.50 per bbl. The net cost of this call/put option arrangement to Progress was approximately CDN$87,000. The benefits will occur in the second quarter as the current oil price is below our put option or floor of $27.50.

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

The following discussion and analysis provided by the management of Progress Energy Ltd. should be read in conjunction with the financial statements presented in this annual report.

For the purposes of this discussion and analysis, natural gas has been converted to an oil equivalent on a 10:1 basis for all barrel of oil equivalent (boe) calculations. Natural gas has also been converted to an oil equivalent on a 6:1 basis for these calculations and is shown in brackets after the 10:1 equivalent. Both conversion methods yield the same results in 1998 because the Company had no gas production.

OIL, LIQUIDS AND NATURAL GAS REVENUES

Revenues from crude oil, liquids and natural gas sales increased by 165 percent to $29.6 million in 2000 from $11.2 million in 1999. This increase resulted from substantial oil, liquids and natural gas production growth and strong commodity prices.

Oil and liquids production for the year increased 62 percent to 1,303 bbls per day from 803 bbls per day in 1999. Natural gas production increased 51 percent to 5,718 mcf per day in 2000 from 3,784 mcf per day in 1999. Average pricing for oil and liquids increased 66 percent to $40.44 per bbl in 2000 from $24.38 per bbl in 1999. Natural gas pricing for the year increased 69 percent to $4.92 per mcf from $2.91 per mcf in 1999.

Volumes	**2000**	1999	1998
Oil and liquids (bbls)	**477,052**	293,147	239,256
Natural gas (mcf)	**2,092,678**	1,380,998	-
Oil and liquids (bbls/d)	**1,303**	803	655
Natural gas (mcf/d)	**5,718**	3,784	-
Boe/d 10:1 conversion	**1,875**	1,181	655
Boe/d 6:1 conversion	**2,256**	1,434	655

Revenues ($000s)	**2000**	1999	1998
Oil and liquids	**19,292**	7,146	4,331
Natural gas	**10,301**	4,014	-
Average sales price oil and liquids ($/bbl)	**40.44**	24.38	18.10
Average sales price natural gas ($/mcf)	**4.92**	2.91	-

ROYALTIES

Royalties increased 176 percent to $6.9 million in 2000 from $2.5 million in 1999 due to increased production and increased commodity prices. The average royalty rate, as a percentage of sales, was 23 percent for both 2000 and 1999. Progress benefits from certain Crown royalty and mineral tax reduction programs in both Saskatchewan and Manitoba, and all of the Company's Alberta oil production qualifies for third tier Crown royalty rates.

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

Royalties	2000	1999	1998
Royalties ($000s)	**6,851**	2,514	642
Average cost ($/boe 10:1 conversion)	**9.98**	5.83	2.68
Average cost ($/boe 6:1 conversion)	**8.30**	4.80	2.68
Percentage of oil, liquids and gas revenues	**23%**	23%	15%

OPERATING COSTS

Progress continues to operate all of its major properties, representing 80 percent of its total production. Operating costs, as a percentage of oil, liquids and natural gas revenue, decreased to 14 percent in 2000 from 19 percent in 1999. This decrease is mainly attributable to the higher average oil, liquids and natural gas prices received in 2000. On a per unit basis, the average operating cost increased 21 percent to $6.08 during the year from $5.01 in 1999 ($5.05 in 2000, $4.13 in 1999 on a 6:1 basis). Progress reactivated numerous wells with higher operating costs as a result of the strong commodity prices throughout the year and incurred additional operating costs to repair and optimize wells and facilities acquired through acquisitions in late 1999 and in July 2000.

Operating costs	2000	1999	1998
Operating costs ($000s)	**4,170**	2,162	1,132
Average cost ($/boe 10:1 conversion)	**6.08**	5.01	4.73
Average cost ($/boe 6:1 conversion)	**5.05**	4.13	4.73
Percentage of oil, liquids and gas revenues	**14%**	19%	26%

GENERAL AND ADMINISTRATIVE EXPENSES

Gross general and administrative expenses (G&A) increased 57 percent in 2000 to $2.2 million from $1.4 million in 1999. This was mainly due to the increase in full-time and contract staff required to meet the increasing size of the Company's operations. However, increased production rates during the year resulted in gross G&A decreasing one percent on a boe basis to $3.27 in 2000 from $3.31 in 1999 ($2.72 in 2000, $2.73 in 1999 on a 6:1 basis).

Net G&A increased 40 percent to $0.7 million in 2000 from $0.5 million in 1999. On a boe basis, net G&A decreased 23 percent to $0.97 for the year from $1.26 in 1999 ($0.80 in 2000, $1.04 in 1999 on a 6:1 basis). This change reflected increased operator recoveries from high operatorship of the Company's properties and an increased capital program. For accounting purposes, Progress capitalizes G&A expenses associated with the Company's exploration and development activities.

General and administrative expenses ($000s)	**2000**	1999	1998
Gross G&A	**2,245**	1,426	1,036
Operator recoveries	**(1,019)**	(488)	(414)
Capitalized expenses	**(562)**	(394)	(346)
Net G&A	**664**	544	276
Net G&A ($/boe 10:1 conversion)	**0.97**	1.26	1.16
Net G&A ($/boe 6:1 conversion)	**0.80**	1.04	1.16

INTEREST INCOME AND EXPENSE

Net interest expense increased 200 percent to $0.9 million in 2000 from $0.3 million in 1999, due to the increased average debt levels associated with the 2000 capital program. The Company's long-term debt at December 31, 2000 was $16.4 million.

Net interest expense ($000s)	**2000**	1999	1998
Interest income	**-**	(2)	(145)
Interest expense	**946**	341	39
Net interest expense	**946**	339	105
Net interest expense ($/boe 10:1 conversion)	**1.38**	0.79	0.44
Net interest expense ($/boe 6:1 conversion)	**1.15**	0.65	0.44

DEPLETION AND DEPRECIATION

During 2000, depletion and depreciation of capital assets and the provision for site restoration and abandonments increased 74 percent to $5.9 million from $3.4 million in 1999. This increase resulted from substantial capital spending on developing existing reserves that led to increased production volumes during the year and that reduced the Company's reserve life index to levels more appropriate for the industry.

Depletion and depreciation ($000s)	**2000**	1999	1998
Oil and gas depletion and depreciation	**5,350**	3,107	1,620
Provision for site restoration	**513**	266	66
Other depreciation	**50**	38	20
Total depletion and depreciation	**5,913**	3,411	1,706
Depletion and depreciation ($/boe 10:1 conversion)	**8.62**	7.91	7.13
Depletion and depreciation ($/boe 6:1 conversion)	**7.16**	6.52	7.13

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

CEILING TEST

In accordance with the Canadian Institute of Chartered Accountants' full cost accounting guidelines, Progress performs an annual "ceiling test" calculation using commodity prices from the last business day of the year. The Company also performs quarterly "ceiling test" calculations using prices received for product sales during the last month of each quarter. No writedown was required for the year ended December 31, 2000 based on year-end commodity prices of $38.71 per bbl for crude oil and $12.73 per mcf for natural gas. Based on increased reserves and year-end commodity prices of $36.09 per bbl for oil and $2.85 per mcf for natural gas, no writedown was required in 1999.

INCOME AND CAPITAL TAXES

Income taxes (future and current) increased 411 percent in 2000 to $4.6 million from $0.9 million in 1999. Progress Energy's effective tax rate increased to 42 percent in 2000 from the prior year's 40 percent. Increased pre-tax income that resulted from substantial gains in production volumes and commodity prices contributed to the increase in income taxes. Renouncements of $15.5 million of tax pools to flow-through shareholders over the past three years also affected the Company's ability to shelter its pre-tax income. The foregoing also resulted in the Company becoming cash taxable for the first time since its inception. Consequently, Progress has recorded a provision for $1.8 million in current income taxes for the year ended December 31, 2000.

Capital taxes increased to $0.5 million in 2000 from $0.2 million in 1999. This continues to reflect the Company's larger size and the increase in the Saskatchewan resource surcharge that is associated with higher production from Southeast Saskatchewan.

The Company has approximately $32.4 million in tax pools to shelter taxable income in future years. Progress anticipates that it will be cash taxable in 2001, based on both the continued strength of commodity prices and the Company's budgeted increase in production volumes.

Income and capital taxes ($000s)	**2000**	1999	1998
Future income taxes	**2,821**	884	192
Current income taxes	**1,824**	-	-
Capital taxes	**534**	234	168
	5,179	1,118	360
Effective tax rate	**42%**	40%	28%

Tax pools ($000s)	**2000**
Cumulative Canadian Oil and Gas Property Expense (COGPE)	**14,284**
Cumulative Canadian Development Expense (CDE)	**6,393**
Undepreciated Capital Costs (UCC)	**11,298**
Other	**423**
Total	**32,398**

CASH FLOW AND NET EARNINGS

Higher production volumes and commodity prices resulted in a 170 percent increase in cash flow from operations which totalled $14.6 million in 2000 versus $5.4 million in 1999. On a per boe basis, cash flow from operations increased 71 percent to $21.28 from $12.44 in 1999 ($17.68 in 2000, $10.26 in 1999 on a 6:1 basis). Cash flow from operations per common share, before conversion of class B shares, increased to $0.97 in 2000 from the prior year's $0.39. After allowing for conversion of class B shares as described in note 4 of the financial statements, basic cash flow per share increased to $0.76 in 2000 from $0.29, while cash flow per share on a diluted basis was considerably higher in 2000 at $0.71 compared to $0.27.

Net earnings increased 436 percent to $5.9 million in 2000 from $1.1 million in 1999. For the respective years, this translates into earnings per common share, before conversion of class B shares, of $0.39 versus $0.08. After allowing for conversion of class B shares as described in note 4 of the financial statements, basic earnings per share increased to $0.30 from $0.06 and diluted earnings per share were $0.29 versus $0.06.

Net earnings for 2000 represented 40 percent of cash flow from operations in 2000 compared to 20 percent in 1999. Based on the December 31, 2000 closing price of its common shares of $2.75, Progress Energy's trailing annualized diluted price/earnings ratio was 9.48:1.

Cash flow and	10:1 Conversion			6:1 Conversion		
net earnings ($/boe)	**2000**	1999	1998	**2000**	1999	1998
Oil, liquids and natural gas revenues	**43.12**	25.87	18.10	**35.84**	21.32	18.10
Royalties	**(9.98)**	(5.83)	(2.68)	**(8.30)**	(4.80)	(2.68)
Operating expenses	**(6.08)**	(5.01)	(4.73)	**(5.05)**	(4.13)	(4.73)
Net operating income	**27.06**	15.03	10.69	**22.49**	(12.39)	10.69
General and administrative	**(0.97)**	(1.26)	(1.16)	**(0.80)**	(1.04)	(1.16)
Interest income (expense)	**(1.38)**	(0.79)	0.44	**(1.15)**	(0.65)	0.44
Current income taxes	**(2.66)**	-	-	**(2.21)**	-	-
Capital taxes	**(0.78)**	(0.54)	(0.70)	**(0.65)**	(0.44)	(0.70)
Cash flow from operations	**21.28**	12.44	9.27	**17.68**	10.26	9.27
Depletion and depreciation	**(8.62)**	(7.91)	(7.13)	**(7.16)**	(6.52)	(7.13)
Future taxes	**(4.11)**	(2.05)	(0.80)	**(3.42)**	(1.69)	(0.80)
Net earnings	**8.55**	2.48	1.34	**7.10**	2.05	1.34

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

LIQUIDITY AND CAPITAL RESOURCES

Progress financed its 2000 capital program mainly through a combination of cash flow from operations and debt. At year-end 2000, Progress Energy had borrowed $16.4 million on its $25.0 million demand revolving/reducing credit facility. This loan facility is subject to a semi-annual and annual review by the lender and requires no principal repayments provided certain covenants are met with respect to asset coverage tests. During Progress Energy's last review in December 2000, these asset coverage tests were met and the Company's loan facility was increased to $25 million.

The Company's working capital deficit at year-end 2000 was $5.5 million. This related to the start of the Company's winter drilling program in late November 2000 when 12 of 33 wells were drilled.

Debt to cash flow ratio ($000s)	**2000**	1999	1998
Working capital deficit	**5,517**	2,951	2,682
Long-term debt	**16,409**	9,418	–
Total debt	**21,926**	12,369	2,682
Cash flow from operations	**14,604**	5,367	2,219
Debt to cash flow ratio	**1.5:1**	2.3:1	1.2:1
Annualized December cash flow from operations	**19,635**	8,925	3,406
Debt to cash flow ratio	**0.9:1**	1.4:1	0.8:1

The Company's 2000 capital expenditure program included internally generated exploration and development projects, with the largest projects located in the Milo and Two Creek core areas. The Company also made several property acquisitions during the year. The largest, in Southeast Saskatchewan, was for approximately $2.3 million.

In March 2000, Progress received approval from the Canadian Venture Exchange to make a Normal Course Issuer Bid to acquire a maximum of 746,100 common shares and 115,725 class B shares over the course of a 12-month period beginning March 30, 2000. At year-end 2000, Progress had acquired 394,800 common shares and 900 class B shares for a total value of $1.0 million.

Capital program ($000s)	**2000**	1999	1998
Capital expenditures			
Land acquisitions and retention	**1,020**	440	1,046
Geological and geophysical	**1,322**	791	862
Drilling and completions	**12,606**	6,989	8,742
Equipping and facilities	**4,917**	5,650	1,605
Property acquisitions/dispositions	**3,552**	4,822	3,305
Other	**77**	110	154
	23,494	18,802	15,714
Funded by			
Cash flow from operations	**14,604**	5,367	2,219
Working capital	**2,566**	269	10,093
Long-term debt	**6,991**	9,418	-
Equity (net of share repurchases)	**(667)**	3,748	3,402
	23,494	18,802	15,714

BUSINESS RISKS

Progress Energy's operations are exposed to a number of risks that could have significant impact on the Company's ability to conduct its business. These risks include:

- The instability of commodity prices, foreign exchange rates and interest rates;
- Replacing annual production and finding new reserves on an economic basis;
- The risk of damage to the Company's equipment and the liability associated with an occurrence or malfunction;
- The risk of inflation and supply of services and equipment that can impact operating netbacks, increase finding costs and affect the Company's ability to produce reserves in an economic and timely manner, and
- The environmental and safety impact of the Company's operations.

[MANAGEMENT'S DISCUSSION AND ANALYSIS]

Progress employs a number of key strategies to manage the impact of these risks on its operations. These strategies include:

- Employing highly trained and competent management and staff;
- Focusing on select core areas that are well understood by management and staff;
- Diversifying investment opportunities to include low risk development projects, moderate risk exploration plays and strategic acquisitions;
- Balancing product mix so the Company's revenue stream is not subject to the volatility of any one commodity;
- Employing financial instruments to protect the downside risk of commodity prices;
- Working closely with key suppliers to ensure services are available when required;
- Maintaining an insurance program to protect against losses due to accidental destruction of assets, well blowouts, pollution and certain business interruptions;
- Maintaining and surpassing compliance with all current environmental legislation and working with government agencies to maintain this level of compliance;
- Extensively monitoring factors that influence cash flow and responding proactively to any potentially detrimental impact on cash flow, and
- Maintaining debt levels within Progress Energy's self-imposed guidelines.

OUTLOOK

Progress believes commodity prices for both oil and gas will remain relatively strong in 2001. While a reduction in prices from levels experienced during the latter months of 2000 is anticipated, the Company's 2001 budget is based on an average crude oil price of US$27.00 WTI per bbl and an average natural gas price of CDN$6.90 AECO per gigajoule. Based on these prices, Progress Energy's planned capital budget for 2001 is approximately $30.0 million, which will be funded primarily through cash flow from operations and the Company's loan facility. The budget is periodically reviewed by the Board of Directors during the year and levels are amended when necessary. The Company may utilize financial instruments from time to time to mitigate the risks of commodity price fluctuations. Any use of financial instruments is subject to review and approval by the Board of Directors.

Progress Energy will focus on prospects in exploration and development success. The Company will continue to pursue acquisition opportunities that offer new areas of operations and that have excellent exploration and development upside.

[MANAGEMENT'S REPORT]

The financial statements of Progress Energy Ltd. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

External auditors appointed by the shareholders have examined the corporate and accounting records in order to express their opinion on the financial statements. The Audit Committee, consisting of a majority of non-management directors, has reviewed these financial statements with the external auditors and management and has reported to the Board of Directors. The Board has approved the financial statements.

signed

KENNETH J. BOWIE
President & CEO
March 23, 2000

signed

WILLIAM J. LEWINGTON
Chief Financial Officer

[AUDITORS' REPORT]

We have audited the balance sheets of Progress Energy Ltd. as at December 31, 2000 and 1999 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

signed: KPMG LLP

Chartered Accountants
Calgary, Alberta
March 15, 2001

BALANCE SHEETS

($ thousands) As at December 31,	2000	1999
ASSETS		
Current		
Cash and short-term investments	$ 68	$ –
Accounts receivable	7,818	2,759
Deposits and prepaids	493	260
	8,379	3,019
Property, plant and equipment (Note 2)	56,946	38,852
Total Assets	$ 65,325	$ 41,871
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 11,820	$ 5,868
Income and other taxes payable	2,076	102
	13,896	5,970
Long-term debt (Note 3)	16,409	9,418
Site restoration and abandonment	847	334
Future income taxes (Note 5)	10,373	7,536
	41,525	23,258
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	17,156	17,214
Retained earnings	6,644	1,399
	23,800	18,613
Total liabilities and shareholders' equity	$ 65,325	$ 41,871

Commitments (Note 8)

See accompanying notes to the financial statements

Approved on behalf of the Board:

signed
Kenneth J. Bowie
Director

signed
Gary E. Perron
Director

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

($ thousands) Year ended December 31,	2000	1999
REVENUES		
Petroleum and natural gas	$ 29,593	$ 11,160
Royalties	(6,851)	(2,514)
Interest	-	2
	22,742	8,648
EXPENSES		
Operating	4,170	2,162
General and administrative	664	544
Interest	946	341
Depletion and depreciation	5,913	3,411
	11,693	6,458
Earnings before taxes	11,049	2,190
Taxes		
Capital taxes	534	234
Current income taxes (Note 5)	1,824	-
Future income taxes (Note 5)	2,821	884
	5,179	1,118
Net earnings	5,870	1,072
Retained Earnings, beginning of period	1,399	327
Redemption of shares	(625)	-
Retained earnings, end of period	$ 6,644	$ 1,399
Net earnings per share (Note 4)		
Per common share	$ 0.39	$ 0.08
Basic	$ 0.30	$ 0.06
Diluted	$ 0.29	$ 0.06

See accompanying notes to the financial statements

STATEMENTS OF CASH FLOWS

($ thousands) Year ended December 31,	2000	1999
Cash provided by (used in):		
OPERATIONS		
Net earnings	$ 5,870	$ 1,072
Depletion and depreciation	5,913	3,411
Future income taxes	2,821	884
Cash flow provided by operations	14,604	5,367
Net change in non-cash working capital (Note 6)	2,634	(1,723)
	17,238	3,644
FINANCING		
Increase in long-term debt	6,991	9,418
Issue of shares	302	3,748
Redemption of shares	(969)	–
	6,324	13,166
INVESTING		
Capital asset additions	(23,494)	(18,802)
Increase (decrease) in cash	68	(1,992)
Cash and short term investments, beginning of period	–	1,992
Cash and short term investments, end of period	$ 68	$ –
Cash flow from operations per share (Note 4)		
Per common share	$ 0.97	$ 0.39
Basic	$ 0.76	$ 0.29
Diluted	$ 0.71	$ 0.28

See accompanying notes to the financial statements

[NOTES TO FINANCIAL STATEMENTS]

December 31, 2000 and 1999

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Progress Energy Ltd. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant accounting policies are summarized below.

a) Cash and short term investments

Cash and short tern investments consists of cash in the bank, less outstanding cheques and short term deposits with a maturity of less than three months.

b) Oil and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas operations. All costs related to the acquisition of exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country cost centre basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges of non-producing property, costs of drilling both productive and non-productive wells, petroleum and natural gas production equipment and overhead charges related to exploration and development activities.

Proceeds from the disposition of oil and gas properties are credited to the capitalized costs except for dispositions, which would significantly alter the rate of depletion and depreciation, in which case a gain or loss would be recorded.

c) Depletion and depreciation

Capitalized costs in each cost centre, together with estimated future capital costs associated with proven reserves, are depleted and depreciated using the unit-of-production method based on gross proven reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of oil based on relative energy content. Costs of significant unproved properties are excluded from the depletion calculation.

In applying the full cost method, the Company restricts the capitalized costs less accumulated depletion and depreciation, future income taxes and the accumulated provision for future site restoration costs to an amount equal to estimated future net revenues from proven reserves, based on year-end prices and costs, plus unproved properties. Estimated future capital costs, recurring general and administrative expenses, future financing costs, future site restoration costs, and income taxes are deducted in determining future net revenues. Any costs carried on the balance sheet in excess of the ceiling test limits are charged to current operations as additional depletion.

A provision for future site restoration costs is calculated using the unit of production method. Costs are estimated each year by management based upon current regulations and industry practices. The annual charge is recorded as additional depletion and depreciation. Actual costs incurred are charged against the accumulated liability.

Office equipment is recorded at cost and is depreciated over the useful life of the assets on a declining balance basis at 20%.

d) Joint operations

Substantially all of the exploration and production activities are conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities.

e) Financial instruments

The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. Most of the transactions are related to an underlying physical position or to future oil and natural gas production and this hedging relationship is, or is expected to be, effective. Derivative financial instruments not designated as hedges are recorded at fair value at inception and changes in the fair value are recognized in earnings.

Gains and losses on financial instruments designated as hedges are deferred and are recognized in the period and in the same financial category in which the revenues or expenses associated with the hedged transactions are recognized.

Premiums paid on the purchase of put options are deferred and amortized over the life of the contract. Premiums received on the sale of call options are recorded as liabilities and changes in the fair value of the liabilities are recognized in earnings.

f) Measurement uncertainty

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

g) Income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

h) Flow-through shares

The resource expenditure deductions for income tax purposes relate to exploratory and development activities funded by flow-through share arrangements and are renounced to investors in accordance with income tax legislation. An estimate of the additional tax liability to be incurred and included in the future tax provision is recognized and charged to share capital at the time the resource expenditure deductions for income tax purposes are renounced to investors.

i) Stock based compensation plan

Consideration paid by directors, officers and employees on the exercise of stock options under the stock option plan is recorded as share capital. No compensation expense is recognized with respect to stock options as the exercise price equals the market price of shares on the date of the grant.

j) Earnings and cash flow per share

In 2000, the Company adopted the new accounting policy for calculation and presentation of earnings and cash flow per share in accordance with recommendations of the Canadian Institute of Chartered Accountants. The new policy has been adopted retroactively and 1999 cash flow from operations changed to $0.28 per share from $0.27 per share on a diluted basis.

k) Comparative figures

Certain prior period amounts have been reclassified to conform with the current period's presentation.

2. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	**2000**	1999
Petroleum and natural gas properties	**66,777**	43,360
Other assets	**380**	303
	67,157	43,663
Accumulated depletion and depreciation	**(10,211)**	(4,811)
Net book value	**$ 56,946**	$ 38,852

During the year ended December 31, 2000, the Company capitalized $562 thousand (1999 - $395 thousand) of general and administrative expenses related to exploration and development activities. As at December 31, 2000, the depletion calculation excluded unproved properties of $3.7 million (December 31, 1999 - $3.4 million).

As at December 31, 2000, the Company estimated its future site restoration costs to be $5.3 million (December 31, 1999 - $4.1 million).

3. LONG-TERM DEBT

($ thousands)	**2000**	1999
Direct advances	**$ -**	$ 364
Bankers' acceptances	**16,409**	9,054
Long-term debt	**$ 16,409**	$ 9,418

The Company has a financing arrangement with a Canadian chartered bank in the form of a revolving/reducing demand credit facility. Borrowing is available by way of direct advances or bankers' acceptances and bears interest at the bank's prime rate or current bankers' acceptance rates plus a 1.25 percent stamping fee respectively. The credit facility is secured by a $50 million fixed and floating charge debenture on the assets of the Company and it is subject to a semi-annual and annual review by the lender and requires no principal repayments provided certain covenants are met with respect to asset coverage tests. These asset coverage tests were met by the Company during the last review in December 2000, at which time the maximum borrowing under this facility was increased to $25 million. The bank has confirmed that no principal repayment of the facility will be required before January 1, 2002, provided that the Company continues to satisfy the provisions of the credit agreement and maintains an adequate borrowing base. Accordingly, the debt was classified as long-term in the financial statements.

4. SHARE CAPITAL

a) Authorized:

Unlimited number of voting Common Shares, without par value. Unlimited number of voting Class B Common Shares, convertible (at the option of the Company) at any time after December 31, 1999 and before December 31, 2002, into Common Shares. The fraction is calculated by dividing $10 by the greater of $1 and the current market price of Common Shares. If conversion has not occurred by the close of business on December 31, 2002, the Class B Shares will be deemed to be converted into Common Shares on the same basis effective on January 31, 2003.

b) Issued:

Common Shares	Number	Amount ($ thousands)
Balance at December 31, 1998	13,602,000	$ 7,854
For cash, pursuant to flow-through private placement	670,000	1,997
For cash, pursuant to private placement	650,000	1,787
Share issue expense net of tax effect of $16,337	-	(20)
Tax effect on flow-through shares renounced	-	(891)
Balance at December 31, 1999	14,922,000	$ 10,727
Issued on exercise of stock options	485,000	257
For cash, pursuant to flow-through private placement	12,500	35
For cash, pursuant to private placement	4,000	10
Tax effect on flow-through shares renounced	-	(16)
Redemption of shares	(394,800)	(340)
Balance at December 31, 2000	15,028,700	$ 10,673
Class B Shares		
Balance at December 31, 1998	1,170,900	$ 7,697
Tax effect on flow-through shares renounced	-	(1,210)
Balance at December 31, 1999	1,170,900	$ 6,487
Redemption of shares	(900)	(4)
Balance at June 30, 2000	1,170,000	$ 6,483
Total capital stock		$ 17,156

c) Issue and redemption/cancellation of shares:

On September 22, 2000, the Company issued, on a private placement basis to an employee of the Company, 4,000 Common Shares and 12,500 flow-through Common Shares for a total consideration of $45 thousand.

During the year, 485,000 Common Shares were issued on the exercise of stock options by employees and directors of the Company. Total consideration was $257 thousand.

During the period from March 30, 2000 to December 31, 2000, the Company purchased and cancelled 394,800 Common Shares and 900 Class B Shares for a total consideration of $969 thousand pursuant to the normal course issuer bid approved by the Canadian Venture Exchange. Of the total consideration, $344 thousand, being the adjusted cost base of the shares for the Company, was charged to share capital and the balance of $625 thousand was charged to retained earnings. The normal course issuer bid was eligible to commence on March 30, 2000 and allows the Company to purchase up to 746,100 Common Shares and 115,725 Class B Shares until March 29, 2001.

d) Flow-through share expenditures:

Pursuant to the September 20, 2000 flow-through share offering, the Company has incurred and renounced $35 thousand of qualifying expenditures effective December 31, 2000.

Pursuant to the 1997 flow-through share offerings totalling $11.7 million, the Company has incurred and renounced 100 percent of qualifying expenditures as at December 31, 1999. Of the total qualifying expenditures, $2.7 million was renounced effective December 31, 1999.

Pursuant to the November 26, 1999 and December 31, 1999 flow-through share offerings, the Company has incurred and renounced $2 million of qualifying expenditures effective December 31, 1999.

e) Stock options:

The Company has established a stock option plan (the "Plan") whereby directors, officers and employees are eligible to be granted options to purchase Common Shares. The Plan provides for the granting of up to 10 percent of the issued and outstanding Common Shares of the Company. As at December 31, 2000, the Company could grant up to 1,502,870 options.

The following table sets forth a reconciliation of stock options granted, exercised and cancelled:

	Number of options	Weighted average exercise price	Number exercisable at year-end	Weighted average exercise price
Balance, December 31, 1998	1,000,000	$ 0.58	68,750	$ 0.50
Granted	346,250	1.99		
Balance, December 31, 1999	1,346,250	$ 0.95	701,250	$ 0.59
Granted	605,000	2.23		
Exercised	(485,000)	0.53		
Cancelled	(110,000)	2.40		
Balance, December 31, 2000	1,356,250	$ 1.55	471,563	$ 1.06

The following table sets forth information related to stock options outstanding at December 31, 2000:

	Option outstanding				Options exercisable		
Range of exercise price outstanding	Number	Weighted average remaining contractual life		Weighted average exercise price	Number		Weighted average exercise price
		(years)					
$0.50 - $1.87	661,250	2.32	$	0.89	359,063	$	0.70
$2.00 - $2.70	695,000	4.05		2.18	112,500		2.20
	1,356,250	3.21	$	1.55	471,563	$	1.06

f) **Earnings and cash flow per share:**

Earnings and cash flow per Common Shares are calculated using the weighted average number of Common Shares outstanding during the period. This calculation does not include conversion of the Class B Shares or stock options. At December 31, 2000 the weighted average number of Common Shares outstanding was 15,060,286 (1999 – 13,730,274).

"Basic" earnings and cash flow per share are calculated using the weighted average number of Common Shares and Class B Shares outstanding during the period. The Common Shares and Class B Shares are considered in aggregate due to the equal participation rights of these shares. At December 31, 2000, the closing trading price on the CDNX of the Common Shares of $2.75 (December 31, 1999 - $2.50) was used to convert the Class B Shares to Common Shares for the purposes of determining the weighted average number of shares for basic per share calculations. At December 31, 2000, the weighted average number of shares outstanding of 19,316,807 (December 31, 1999 – 18,413,874) was used for basic per share calculations.

"Diluted" earnings and cash flow per share are calculated using the treasury stock method that assumes any proceeds received by the Company upon the exercise of in-the -money stock options would be used to buy back Common Shares at the average market price for the period. As with the basic per share calculations, the Common Shares and Class B Shares are considered in aggregate, however, the average price of Common Shares traded on the CDNX through out the year of $2.38 (1999 - $2.41) was used to convert the Class B Shares to Common Shares instead of the closing trading price at year-end. At December 31, 2000, the weighted average number of shares outstanding of 20,569,743 (December 31, 1999 - 19,106,711) was used for diluted per share calculations.

5. INCOME TAXES

a) Future income taxes

($ thousands)	2000	1999
Excess of carrying value of capital assets over tax basis	$ 10,934	$ 7,068
Site restoration allowance	(378)	(149)
Recognition of benefits of share issue costs	(183)	(274)
Flow-through share renouncements to be incurred in the following year	-	891
	$ 10,373	$ 7,536

b) Income tax expense (current and future)

($ thousands)	2000	1999
Net income before taxes	$ 11,049	$ 2,190
Expected income tax at 44.6%	4,928	977
Add (deduct):		
Non-deductible Crown charges	2,272	745
Resource allowance	(2,485)	(764)
Other	(70)	(74)
	$ 4,645	$ 884

As at December 31, 2000, the Company had approximately $32.4 million (December 31, 1999 - $23.4 million) of tax pools available to reduce future income taxes.

6. SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in non-cash working capital

($ thousands)	2000	1999
Accounts receivable	$ (5,059)	$ (1,100)
Deposits and prepaids	(233)	(144)
Accounts payable and accrued liabilities	7,926	(479)
	$ 2,634	$ (1,723)

b) Cash interest and taxes paid

($ thousands)	2000	1999
Cash interest paid	957	370
Cash income and other taxes paid	384	260

7. FINANCIAL INSTRUMENTS

The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts due to the short-term maturity of those instruments.

Substantially all of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The Company uses various types of financial instruments to reduce its exposure commodity prices. The Company manages its exposure to commodity price risk through the use of physical product and price swap arrangements.

The Company has entered into several short-term arrangements for both oil and natural gas. For the year ended December 31, 2000, the Company realized a net loss of $581 thousand (December 31, 1999 - $132 thousand) on its oil and natural gas price risk management. Below is the summary of outstanding contract positions as at December 31, 2000.

Contract	Volume	Strike price	Term	Premium received (paid) ($ thousands)
AECO put option	2,000 GJ/d	CDN$5.52/GJ	Nov 1/00 – Mar 31/01	$ (36)
NYMEX put option	1,000 bbl/d	US$27.50/bbl	Apr 1/01 – Jun 30/01	$ (180)
NYMEX call option	800 bbl/d	US$35.00/bbl	Jan 1/01 – Mar 31/01	$ 93

Based on the commodity prices at year end and the forward price curves, the fair value of the option contracts listed above is nominal.

8. COMMITMENTS

The Company has certain lease commitments for its office premises through to November 30, 2002. As at December 31, 2000, the payments due under these commitments are as follows:

Year	Commitment ($ thousands)
2001	$ 153
2002	$ 113

[SELECTED 2000 AND 1999 QUARTERLY INFORMATION]

	2000				1999			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
FINANCIAL								
($000s except per share data)								
Gross revenue	5,240	6,910	7,954	9,489	1,324	2,507	3,001	4,330
Cash flow from operations	2,628	3,892	3,871	4,213	546	1,127	1,478	2,216
Per common share[(1)]	0.18	0.25	0.26	0.28	0.04	0.08	0.11	0.16
Basic per share[(2)]	0.13	0.20	0.19	0.22	0.03	0.06	0.08	0.12
Diluted per share[(2)]	0.12	0.19	0.19	0.21	0.03	0.06	0.08	0.11
Net earnings	733	1,323	1,634	2,180	74	98	368	532
Per common share[(1)]	0.05	0.09	0.11	0.15	0.01	0.01	0.03	0.04
Basic per share[(2)]	0.04	0.07	0.08	0.11	0.00	0.01	0.02	0.03
Diluted per share[(2)]	0.03	0.06	0.08	0.11	0.00	0.01	0.02	0.03
OPERATIONS								
Crude oil and liquids production (bbls/d)	1,134	1,275	1,363	1,440	883	726	679	922
Crude oil and liquids price ($/bbl)	37.01	37.24	42.49	43.98	15.99	20.04	28.78	31.14
Natural gas production (mcf/d)	4,942	6,904	6,189	4,840	244	5,440	4,178	5,213
Natural gas price ($/mcf)	3.16	4.12	4.61	8.23	2.36	2.39	3.13	3.29

(1) Cash flow and net earnings per common share excludes conversion of Class B shares to common shares.

(2) Quarterly per share amounts may not add to annual per share amounts due to method used to calculate weighted average shares outstanding at the end of each period (see note 4 of the financial statements).

ABBREVIATIONS

API	American Petroleum Institute
CDN	Canadian
NYMEX	New York Mercantile Exchange
US	United States
WTI	West Texas Intermediate
bbl	barrel
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
$/bbl	dollars per barrel
$/mcf	dollars per thousand cubic feet
GJ	gigajoule
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmbtu	million British thermal units
W.I.	working interest
B.P.O.	before payout
A.P.O.	after payout

[FOUR YEAR REVIEW]

	1997	1998	1999	2000
FINANCIAL				
($000 except per share data)				
Gross revenue	81	4,476	11,162	29,593
Cash flow from operations	34	2,219	5,367	14,604
Per common share	0.02	0.19	0.39	0.97
Net earnings	6	321	1,072	5,870
Per common share	0.01	0.03	0.08	0.39
Capital expenditures, net	9,146	15,714	18,802	23,494
Working capital deficit (surplus)	(7,410)	2,682	2,951	5,517
Long-term debt	-	-	9,418	16,409
Common shares outstanding (000s)	11,602	13,602	14,922	15,029
Class B shares outstanding (000s)	1,171	1,171	1,171	1,170
Weighted average shares outstanding				
Common shares (000s)	1,972	11,723	13,730	15,060
OPERATIONS				
Production				
Crude oil and liquids (bbls/d)	366	655	803	1,303
Natural gas (mcf/d)		-	3,784	5,718
Total production (boe/d) (10:1)	366	655	1,181	1,875
Total production (boe/d) (6:1)	366	655	1,434	2,256
Average sales price				
Crude oil ($/bbl)	24.68	18.10	24.38	40.44
Natural gas ($/mcf)	-	-	2.91	4.92
Operating netback ($/boe) (10:1)	14.84	10.69	15.03	27.06
Operating netback ($/boe) (6:1)	14.84	10.69	12.39	22.49
Wells drilled				
Gross	4	31	16	33
Net	4.0	25.8	9.1	16.6
Reserves - Crude oil and NGLs (mbbls)				
Proved	894.7	2,411.4	3,081.1	4,424.5
Probable	316.5	1,325.3	996.7	1,244.8
Reserves - Natural gas (mmcf)				
Proved	-	10,033.4	19,232.0	21,024.8
Probable	-	87.1	10,816.2	5,929.0
Established Reserves (mboe)				
10:1 basis	1,053.0	4,081.7	6,043.5	7,445.8
6:1 basis	1,053.0	4,753.5	7,686.1	9,045.1
Undeveloped lands				
Gross acres	201,345	209,122	240,773	257,438
Net acres	179,896	186,889	198,733	193,773

CORPORATE INFORMATION

DIRECTORS

Kenneth J. Bowie
President and Chief Executive Officer
Progress Energy Ltd.
Calgary, Alberta

John A. Brussa
Partner
Burnet, Duckworth and Palmer
Calgary, Alberta

John D. Keating
Vice President, Exploration
Progress Energy Ltd.
Calgary, Alberta

Gary E. Perron
Vice President and Managing Director
BMO Nesbitt Burns
Calgary, Alberta

John M. Stewart
Vice Chairman
ARC Financial Corporation
Calgary, Alberta

OFFICERS

Kenneth J. Bowie
President and Chief Executive Officer

John D. Keating
Vice President, Exploration

Cameron M. Fraser
Vice President, Land

Edward J. Kalthoff
Vice President, Corporate Development

William J. Lewington
Chief Financial Officer and
Corporate Secretary

HEAD OFFICE

Suite 1110, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Tel: (403) 216-2510
Fax: (403) 216-2514

LEGAL COUNSEL

Burnet Duckworth & Palmer
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

EVALUATION ENGINEERS

Paddock Lindstrom and Associates Ltd.
Calgary, Alberta

BANKER

Bank of Montreal
Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

The Canadian Venture Exchange
Symbols: PGX, PGX.B

WEBSITE

www.progressenergy.com

INVESTOR RELATIONS CONTACT

Kenneth J. Bowie
President and Chief Executive Officer
Tel: (403) 216-2510, ext. 102
Email: kenbowie@progressenergy.com

Printed in Canada by McAra Printing.
Designed and produced by Merlin Creative Group Inc.

WE ARE PROGRESS ENERGY

John Andersen
Rick Bawol
Ken Bowie
Beth Christie
Dave Christie
Bev Christman
Kathleen Fox
Cam Fraser
Joan Eigner
Shelly Hutchinson
Ed Kalthoff
John Keating
Bill Lewington
Darla Mangel
Stan Prenioslo
Joanna Reid
Jeff Screen
Karin Stein
James Szafron

PROGRESS ENERGY LTD.

Suite 1110, 520 - 5th Avenue SW
Calgary, Alberta T2P 3R7
T: 403•216•2510
F: 403•216•2514

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	Progress Energy Ltd
*CURRENT ADDRESS	Suite 1110, 520 - Fifth Ave. S.W.
	Calgary, Alberta
	Canada T2P 3R7
**FORMER NAME	
**NEW ADDRESS	

FILE NO. 82- ______ FISCAL YEAR ______

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☐
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: EBS

DATE : ______

PROGRESS ENERGY LTD. 2001 ANNUAL REPORT TO THE SHAREHOLDERS

DECEMBER 31, 2001

WELCOME TO A NEW ERA

Progress

0 1

0 1 0 1 0 1 0 1

Advisory *Certain information regarding the Company set forth in this document, including management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing, and transportation such as loss of market, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition form other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*

Progress Energy Ltd. is a junior oil and natural gas exploration and production company headquartered in Calgary, Alberta, Canada. The company has recently been re-capitalized, has put in place a new management team and is moving towards a new era.

Progress promotes a fast paced, team-oriented work environment, which will contribute to the achievement of ambitious growth plans. The Company focuses on natural gas and light oil projects, placing a strong emphasis on efficient discovery and production of reserves yielding long-term profitable growth.

The annual general and special meeting of shareholders will take place on Tuesday, May 14, 2002 at 10:00 a.m. local time at the Sheraton Suites Eau Claire Hotel in Calgary, Alberta. All shareholders are invited to attend or submit their form of proxy if unable to.

Progress is listed on the Toronto Stock Exchange, symbol PGX.

To our Shareholders

Welcome to the New Era of Progress

		2001	2000
Operations	Production		
	Crude Oil and Liquids *(bbls/d)*	**1,849**	1,303
	Natural Gas *(mcf/d)*	**7,027**	5,718
	Total *(BOE/d)*	**3,020**	2,256
	Proven Reserves		
	Crude Oil and NGLs *(mbbls)*	**3,958**	4,425
	Natural Gas *(mmcf)*	**21,581**	21,025
	Total *(mBOE)*	**7,555**	7,930
Financial	*($ Thousands)*		
	Cash Flow From Operations	**17,916**	14,604
	Net Earnings	**5,655**	5,870
	Total Debt	**17,414**	21,926

Edward Kalthoff

Vice President Land

Ed has over twenty years of experience in the oil and gas industry in increasing senior capacities and has been employed by Progress since June 2000. Mr. Kalthoff is a P.Land and has a Bachelor of Commerce degree.

Michael Culbert

Vice President Marketing & Business Development

Mr. Culbert has twenty years experience in the oil and gas industry, the last six years with Encal Energy Ltd. in the role of Vice President of Marketing and Business Development. Michael holds a Bachelor of Science degree, Business Administration.

William Lewington

Controller

Bill has held various senior accounting positions in the oil and gas industry over the past twenty years and has been with Progress since April 1998. Mr. Lewington is a member of the Society of Management Accountants of Alberta.



David Johnson

President & Chief Executive Officer

A Professional Engineer with more than twenty-five years experience, Dave was most recently the President of Calpine Canada and prior to its sale was the President and CEO of Encal Energy Ltd.

Steven Allaire

Vice President Finance & CFO

Steve has more than twenty years in the industry. He was Vice President Finance & CFO at Encal Energy Ltd. and is a member of the Institute of Chartered Accounts of Alberta.



President's Letter to the Shareholders

I am pleased to introduce a new Progress to shareholders; a company that is positioned for an accelerated pace with a new management group, a solid base of production and reserves and an aggressive growth plan.

Management Change

In November 2001 a new management team was put in place to help take Progress to the next level. Michael Culbert, Steve Allaire and myself joined Ed Kalthoff and Bill Lewington to form this new team. Together we look forward to the opportunities ahead as we grow Progress.

Opportunity

As we pursue investments which can provide profitable growth, we must first assess the economic environment as well as the resource basin in which we operate. We believe that companies such as Progress are "right sized" to efficiently grow in the western Canadian sedimentary basin. It is true that the basin has matured with the majority of conventional discoveries tending to be smaller than just a decade ago, however, the resource potential is sufficient to support small to intermediate producers. Progress's talented technical team is experienced in the regions of western Canada where we have chosen to focus on.

The Canadian oil industry has experienced massive consolidation during 2000 and 2001. This trend to fewer, much larger corporations has created a void in the business. Filling this void are experienced management teams returning to the industry, investing in new ventures. Opportunity will emerge for this new wave as large companies rationalize their recently acquired assets. These trends, combined with the erosion in commodity prices over the past year will enable Progress to take advantage of this and build a strong company.

Cycles

Commodity price cycles continue to play a major role in the supply and demand of hydrocarbons in North America. Recognizing the volatility, we will strive to invest in projects which will generate earnings in all but the lowest points in the commodity pricing cycle. During periods of low prices we will add as much growth oriented project inventory as is possible. These additions will strengthen Progress and ensure our ability to add significant cash flow during periods of improved pricing.

Building A Quality Company

We will strive to build a quality company. We are building a top level technical and management team functioning in a creative, fast paced, results oriented environment. The asset base that will be assembled in the upcoming years must also contribute to the quality of Progress. Concentrated production properties able to yield efficiencies of scale will be complimented by operated, high working interest exploration acreage providing dominant positions in our focus areas. Our growth may be somewhat opportunity driven however a balance between light oil and liquid-rich natural gas is our objective.

2001 Results

The achievements of 2001 and prior years have provided a solid foundation in terms of asset value and cash flow to support future years' growth. The Company's base assets are reliable in terms of production performance and will provide considerable opportunity in the future. There is room for increased efficiency in our operations and this will be pursued in the coming years. Total debt as we exit 2001 is $17.4 million which is less than one year's cash flow giving us the flexibility to fund future growth internally.

2002 Investment Plan

Our investment plan for 2002 will remain flexible and opportunity driven. Approximately $12 million or 70 percent of our forecasted cash flow for 2002 will be invested in and around our current assets. This investment will yield base production growth of approximately 20 percent over 2001. The balance of the capital program will provide incremental growth in both reserves and production as we build new project areas. These new areas will be assembled in Alberta and northeastern British Columbia through the combination of exploration partnerships and property acquisitions.

Thanks

On behalf of the Board of Directors I would like to recognize the efforts and support of the entire Progress team. As we enter this new era for Progress we will rely upon the creativity and diligence of our staff.

David D. Johnson
President & Chief Executive Officer
March 7, 2002


1983
1984
1985
1986
1987
1988
1989
1990
1991
Oil Prices
$50.00
$40.00
$30.00
$20.00
$10.00

The opportunities to aggregate assets will likely be spurred on by the rationalization of assets following the wave of consolidations that occurred during 2000 and 2001. It is during these points in the cycle where assets can be accumulated at attractive prices.

Progress plans on taking advantage of the current environment to:

- **Acquire land, enter into farm-ins to build large contiguous land positions and /or enter into large scale land/exploration joint ventures to capture land.**
- **Acquire assets in existing core areas to build dominance and leverage our technical knowledge.**
- **Acquire assets in new core area(s) through cornerstone acquisitions.**


1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Natural Gas Prices
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
NYMEX WTI US$/BBL
NYMEX Henry Hub US$/MMBTU

While it is difficult, if not impossible to predict future commodity prices, the volatility creates opportunity.

O P P O R T U N I T I E S

Recent commodity price weakness has become a catalyst for rationalization and realignment of assets in the industry.

Progress Energy Ltd.
Cycle of Opportunity

A

Pace of Growth

Progress plans an aggressive production and reserve growth rate and will remain focused on its ability to add value.



Land & Seismic
20%
Equipment
10%
Drilling & Completions
70%



Gas
40%
Oil
60%

Progress Energy Ltd.
Platform of Growth

Budgeted 2002 capital invested in core asset development represents approximately 70 percent of cash flow. Incremental expenditures will target external opportunities and will be funded by cash flow and debt.

The Company's assets are currently weighted to crude oil with approximately 60% of production comprised of oil and 40% natural gas.

- Total capital expenditures for 2002 will be largely dependent on opportunities available. The Company will spend approximately $12 million on its core development program of existing opportunities. This will generate approximately 20% production growth over 2001 levels.
- The balance of the capital program will be opportunity driven with; (1) acquisitions and exploitation capital on acquired assets, and (2) exploratory partnerships that allow for the capture of large blocks of land.

B

Discipline in Cost of Growth

Progress will be disciplined in the cost of reserve and production growth. The Company must remain profitable through the lower commodity price cycles. This can only be accomplished through cost discipline.

- These opportunities, if significant in size and strategic value may displace some of the core program capital as we build inventory in this part of the cycle.
- The Company is targeting a balance of light crude oil and natural gas
- The current landscape would suggest that Progress will be successful in the acquisition of crude oil properties while the majority of natural gas additions will be sourced through drilling activities.

Progress Energy Ltd.

Where We Operate

Existing Assets

The Company has a solid group of existing assets on which to build. The assets are operated, high working interest and are generally of a high quality. The Company will build from its largest property of Two Creek in west central Alberta and attempt to capture outlying opportunities.

In Saskatchewan, the Company will reinvest approximately 25 percent of the cash flow generated by these assets and explore on [illegible] existing core assets. The objective is to [illegible] producing base.

The [illegible] asset is now substantially developed following the last two wells drilled during the [illegible].



Growth Plans - Building a Quality Company

The Company's expansion will be in the defined fairway of the western sedimentary basin that typically delivers high quality crude oil and natural gas. This area generally has drilling depths in the 1,000 meters to 2,500 meters range, multi zone potential, high netbacks and good infrastructure. The Company will focus on prospect areas with repeatability where the Company can build technical confidence and area dominance. The Company will strive for high working interest, operatorship and facility ownership. Expansion will focus on target areas in the Fort St. John region of northeast British Columbia, west central Alberta and potentially a shallow gas play in southeast Alberta.

Milo

British Columbia

The Milo area of northeast British Columbia represents approximately 5 mmcf per day of net natural gas production. The area consists of two Keg River gas pools and five producing wells that are operated by Progress. The average working interest is 21 percent. This high quality property provides strong cash flow and provides exposure to the northwestern United States natural gas prices.

Alberta

The Two Creek area of west central Alberta represents approximately 900 bbls per day of crude oil production and 2,500 mcf per day of natural gas production. The area consists of two oil pools with a central battery and natural gas compression. The Company has a 100% working interest in this property. The area has vertical and horizontal well opportunities and the potential for an enhanced recovery scheme. The Company plans on exploring on trend for both oil and gas opportunities during 2002.



Southeast Saskatchewan/Manitoba

Saskatchewan and Manitoba

Southeast Saskatchewan represents approximately 1,000 bbls of crude oil per day primarily from four core properties Saskatchewan and Manitoba. The Company has an average 75 percent working interest. These properties produce light sweet crude and deliver high netbacks. The Company has engineering studies underway and is evaluating waterflood opportunities during 2002. The Company will conduct an on trend new pool exploration program to provide future development opportunities.

Stanley Prenioslo

Manager Exploration Saskatchewan

A Professional Geologist with over twenty years of experience in the oil and gas industry.

Rick Bawol

Exploitation Manager

Mr Bawol has twenty-one years of experience in the oil and gas industry. Mr. Bawol has a Bachelor of Science degree in Mechanical Engineering.

Kathleen Fox

Manager Business Development

A Professional Engineer with over sixteen years of experience in the oil and gas industry.



Harvey Hansen

Senior Production Engineer

Mr. Hansen has worked in the oil and gas industry for twenty-three years. He is a Hydrocarbon Engineering Technologist.

David Christie

Manager Exploration South Alberta

A Professional Geologist with over twenty-five years of experience in both Canada and the United States. Dave has a Masters of Science degree in geology.

Jeff Screen

Manager Production Operations

A Professional Engineer with over twenty years of experience in the oil and gas industry.

John Anderson

Exploration Manager North Alberta

A Professional Geologist with over twenty-three years of western Canadian geological experience.



Our Principles



- Governance – Progress practices strong corporate governance; investors expect it, our directors are committed to it.
- Reporting – We will deliver timely and full disclosure to our shareholders
- Ethics – We will conduct ourselves with the highest moral and ethical behaviour.
- Employer of Choice – We are committed to develop a work place where talented people add value and achieve their personal goals
- Team Oriented – We will create a strong goal oriented team environment that is aligned with shareholder goals. We will reward performance.
- Aggressive Growth – We will pursue a fast paced growth model leveraging our technical expertise and financial strengths.
- Environment Health and Safety – Progress is committed to protecting the environment, health and safety of its employees, its contractors and the general public.

Progress Energy Ltd.

Management's Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis as provided by the management of Progress Energy Ltd. should be read in conjunction with the financial statements presented in this annual report.

BOE PRESENTATION

For the purposes of calculating unit costs, natural gas is converted to a barrel equivalent ("BOE") using six thousand cubic feet equal to one barrel unless otherwise stated. This conversion conforms with the Canadian Securities Regulators proposed National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. BOE's are very approximate comparative measures that, in some cases, could mislead, particularly if used in isolation.

2001 HIGHLIGHTS

Management Change

- In November 2001 the Board of Directors announced the creation of a new management team. This management team consists of new members Mr. David D. Johnson as President and Chief Executive Officer, Mr. Steven A. Allaire as Vice President Finance and Chief Financial Officer and Mr. Michael R. Culbert as Vice President Marketing and Business Development who join existing members including Mr. Edward J. Kalthoff Vice President Land and Mr. William J. Lewington Controller.

Financings

- In conjunction with the management changes the Company completed a $3.2 million private placement to the new members of the management team consisting of 553,498 common units at a price of $2.43 per share and 700,000 flow-through common shares at $2.65 per share. The common and flow-through units each consisted of one common share and one common share warrant. Each warrant is exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.
- In December the Company completed a common share financing, on a bought deal basis, through a syndicate of Canadian underwriters. The Company issued 3,000,000 common shares at a price of $3.55 for total gross proceeds of $10,650,000. The net proceeds of the offering were used to reduce bank indebtedness.

Reserves

- The Company changed its reserve engineering firm to Gilbert Laustsen Jung Associates Ltd.
- For 2001 prior year reserve additions were adjusted downward resulting in lower year over year total proven reserves. Net proven reserve additions (after prior year reserve revisions) were 0.729 million boe on a proven basis and 0.306 million boe on a proven plus probable basis during 2001. Revisions to the prior period were primarily the result of the selection of more conservative recovery factors on the Company's major properties. Reserve additions before revisions of prior year were 1.878 million boe on a proven basis and 1,988 million boe on a proven plus probable basis and resulted in finding and development costs of $13.54 per proven boe and $12.79 per boe on a proven plus probable basis.

- Total proven reserves at December 31, 2001 were 7.555 million boe compared to 7.929 million boe in 2000.
- Total proven plus probable reserves at December 31, 2001 were 9.365 million mboe compared to 10.161 million boe in 2000.

Operations

- Production averaged 3,020 boe per day during 2001 compared to 2,256 boe per day in 2000, an increase of 34 percent.
- Crude oil and liquids production increased to 1,849 bbls per day compared to 1,303 bbls per day in 2000.
- Natural gas production increased to 7,027 mcf per day compared to 5,718 mcf per day in 2000.

Financial

- Revenue increased 12 percent to $33.2 million compared to $29.6 million in 2000.
- Cash flow increased 23 percent to $17.9 million ($0.98 per share) from $14.6 million in 2000 ($0.76 per share)
- Net earnings for the year ended December 31, 2001 were $5.7 million ($0.31 per share) compared to $5.9 million ($0.30 per share) in 2000.
- Net capital expenditures totaled $25.4 million in 2001 compared to $23.5 million on 2000.
- Total debt was $17.4 million at December 31, 2001 compared to $21.9 million at the same time in 2000. The reduction in total debt is a result of the two equity financings discussed above.
- During 2001 the Company's 1,170,000 Class B shares were converted to 3,018,600 common shares. This combined with 4,253,498 common shares issued pursuant to the equity financings, the 397,500 issued on the exercise of options and the redemption of 610,900 shares as a result of a Normal Course Issuer Bid the Company had 22,087,398 common shares outstanding at December 31, 2001.

PRODUCTION

In 2001 Progress's production increased 34 percent to 3,020 boe per day compared to 2,256 boe per day in 2000.



3,020
2,256
1,434
98
99
01

Production (BOE)
BOE per day (6:1)

Production Summary

	2001	2000	1999
Annual Production			
- Oil and liquids *(bbls)*	**674,958**	477,052	293,147
- Natural gas *(mcf)*	**2,564,720**	2,092,678	1,380,998
Daily Production			
Oil and liquids *(bbls/d)*	**1,849**	1,303	803
Natural gas *(mcf/d)*	**7,027**	5,718	3,784
Total *(boe/d) - 10:1*	**2,552**	1,875	1,181
Total *(boe/d) - 6:1*	**3,020**	2,256	1,434

Oil and liquids production for the year increased 42 percent to 1,849 bbls per day from 1,303 bbls per day in 2000. This increase in production is largely due to increased production at Two Creek in Alberta, a result of drilling success and the acquisition of the remaining partner's working interest. This acquisition closed in October and was for approximately $5.4 million. As a result of the acquisition Progress now has 100 percent working interest at Two Creek. Other production increases were realized from southeastern Saskatchewan at Clarilaw and Bellgarde due to successful development drilling and two acquisitions of various partners' working interests at Steelman Unit No. 7. As a result of these acquisitions the Company increased its working interest at the Steelman Unit No. 7 from 46 percent to 91 percent. These acquisitions closed during July and August and were approximately $1.4 million.

Natural gas production increased 23 percent to 7,027 mcf per day in 2001 from 5,718 mcf per day in 2000. The increase in natural gas volumes is due to the successful 2001 winter drilling program at Milo in northeastern British Columbia. The Company discovered a new pool at Milo West. The discovery and two development wells drilled at Milo were placed on stream during April 2001. During the winter of 2002 two additional development wells were drilled, one at Milo West and one at Milo and the Company is constructing a 10 inch diameter pipeline to transport the increasing volumes. These new wells and the pipeline came on stream during March 2002.

The following table summarizes the Company's average production for the years ended December 31, 2001, 2000 and 1999 for Progress's key producing areas.

Principal Producing Properties (boe/d)

	2001	2000	1999
Two Creek, Alberta	**1,117**	617	198
Southeast Saskatchewan/Manitoba	**1,061**	925	575
Milo, British Columbia	**624**	322	262
Other	**218**	392	399
Total	**3,020**	2,256	1,434

COMMODITY PRICING

	2001	2000	1999
Average crude oil and natural gas liquids *($/bbl)*	**31.81**	40.44	24.38
Average natural gas *($/mcf)*	**4.57**	4.92	2.91

Crude Oil Pricing

West Texas Intermediate ("WTI") is the benchmark for North American oil prices and is the crude type upon which the NYMEX futures contract is based. Canadian crude oil prices are based upon refiner's postings at Alberta hubs like Edmonton and Hardisty or Taylor, British Columbia. These refiner's postings represent the WTI price at Cushing, Oklahoma less a transportation differential, the Canadian/US exchange rate, adjustments for relative quality and to some extent an adjustment for regional market conditions.

Progress' average field price reflects the refiner's posted price at the Alberta market centres less deductions for transportation from the field and adjustments for Progress' product quality relative to the posted price. Progress' average Alberta field price in 2001 was $28.65 per barrel versus $39.13 per barrel for the average of the light sweet postings at Edmonton, Alberta. This indicates that Progress's crude oil mix is a light to medium quality. Progress' Alberta crude oil production mix has become proportionally heavier over the past year as a result of increased production from the Two Creek A pool, which has a medium grade crude. Progress' average Saskatchewan field price in 2001 was $34.19 per barrel versus $39.13 for the average of the light sweet postings at Edmonton, Alberta.

Average pricing for oil and liquids decreased 21 percent to $31.81 per bbl in 2001 from $40.44 per bbl in 2000.

Crude Oil Production and Prices by Province

	2001		2000		1999	
	bbl/d	**$/bbl**	bbl/d	$/bbl	bbl/d	$/bbl
Alberta	**772**	**28.65**	358	36.14	201	21.90
Saskatchewan and Manitoba	**1,040**	**34.19**	912	42.75	575	26.20
Total production and average sales price[1]	**1,812**	**31.83**	1,270	40.88	776	25.09

(1) Excludes hedging gains or losses

Alberta Crude Oil Prices

($/bbl)	**2001**	2000	1999
WTI *(US $/bbl at Cushing, Oklahoma)*	**25.90**	30.20	19.24
Average exchange rate	**1.5489**	1.4854	1.4857
WTI *(Cdn $/bbl at Cushing Oklahoma)*	**40.12**	44.86	28.58
Less: Differential Cushing, Oklahoma to Edmonton	**(0.99)**	(0.53)	(1.23)
Edmonton Light Sweet Posting *(Cdn $/bbl)*	**39.13**	44.33	27.35
Less: Quality differential & transportation to Edmonton	**(10.48)**	(8.19)	(5.45)
Progress average field price in Alberta *(Cdn $/bbl)*	**28.65**	36.14	21.90

Saskatchewan and Manitoba Crude Oil Prices

($/bbl)	**2001**	2000	1999
WTI *(US $/bbl at Cushing, Oklahoma)*	**25.90**	30.20	19.24
Average exchange rate	**1.5489**	1.4854	1.4857
WTI *(Cdn $/bbl at Cushing Oklahoma)*	**40.12**	44.86	28.58
Less: Transportation differential Cushing, Oklahoma to Edmonton	**(0.99)**	(0.53)	(1.23)
Edmonton Light Sweet Posting *(Cdn $/bbl)*	**39.13**	44.33	27.35
Less: Quality differential & transportation to Edmonton	**(4.94)**	(1.58)	(1.15)
Progress average field price in Saskatchewan *(Cdn $/bbl)*	**34.19**	42.75	26.20

Natural Gas Pricing

US natural gas prices are typically referenced off NYMEX at Henry Hub, Louisiana while Alberta and British Columbia are referenced off Nova Inventory Transfer ("NIT") or the AECO Hub and Station #2, respectively.

Natural gas pricing for the year decreased 7 percent to $4.57 per mcf from $4.92 in 2000. The Progress realized natural gas prices by province are detailed below.

Natural Gas Production and Prices by Province

	2001		2000		1999	
	mcf/d	**$/mcf**	mcf/d	$/mcf	mcf/d	$/mcf
Alberta	**3,162**	**5.47**	3,713	5.59	2,211	3.14
Saskatchewan and Manitoba	**123**	**1.47**	73	0.89	-	-
British Columbia	**3,742**	**3.95**	1,932	4.36	1,573	2.46
Total production and average sales price [1]	**7,027**	**4.59**	5,718	5.11	3,784	2.86

(1) Excludes any hedging gains or losses.

Alberta Natural Gas Prices

	2001	2000	1999
NYMEX *(US $/mmbtu at Henry Hub Louisiana)*	**4.27**	3.89	2.28
Less: AECO basis differential to Henry Hub *(US $/mmbtu)*	**(0.18)**	(0.52)	(0.32)
	4.09	3.37	1.96
Average exchange rate	**1.5489**	1.4854	1.4857
Alberta price *(Cdn $/mcf @ AECO/NIT)*	**6.34**	5.01	2.91
Less: TCPL Alberta system charges	**(0.25)**	(0.27)	(0.25)
Variance: Progress pool price vs spot	**(0.62)**	0.85	0.48
Progress average Alberta plantgate price *(Cdn $/mcf)*	**5.47**	5.59	3.14

British Columbia Natural Gas Prices

	2001	2000	1999
NYMEX *(US $/mmbtu at Henry Hub Louisiana)*	**4.27**	3.89	2.28
Less: Station #2 basis differential to Henry Hub *(US $/mmbtu)*	**(0.77)**	(0.13)	(0.37)
	3.50	3.76	1.91
Average exchange rate	**1.5489**	1.4854	1.4857
British Columbia price *(Cdn $/mcf @ Station #2)*	**5.42**	5.58	2.84
Less: WEI transportation, processing & gathering charge*	**(0.95)**	(0.90)	(0.90)
Variance: Progress pool price vs spot	**(0.52)**	(0.32)	0.52
Progress average British Columbia field price *(Cdn $/mcf)*	**3.95**	4.36	2.46

** British Columbia has an infrastructure built by Westcoast Energy Inc.("WEI") that enables gas producers in that province to avoid facility construction in exchange for regulated gathering, processing and transmission fees.*

RISK MANAGEMENT

During 2001 the Company entered into a financial transaction whereby it bought a put option on 1,300 barrels per day of crude at WTI $US 20.00 per barrel covering the period January 1 to March 31, 2002 and sold a call option at WTI $US22.00 per barrel on 1,300 barrels of crude oil production covering the same period January 1, 2002 to March 31, 2002. The cost of the put was $US 1.02 per barrel and the proceeds on the sale of the call was $0.77 per barrel.

Progress also has financial instruments in place for 2002 to fix the price on approximately 1,000 barrels of crude oil production from April 1, 2002 to September 30, 2002. For this period, average forward rate transactions have been used to fix 500 barrels of crude oil per day at WTI $US20.00 per barrel and costless collars have been used to fix approximately 500 barrels of crude oil per day with a floor of WTI $US18.00 per barrel and a cap of WTI $US 22.02 per barrel.

The Company has fixed the price on 4,000 GJ per day of its 2002 natural gas production from January 1 to October 31, 2002. A combination of costless collars and the purchase of puts and sale of calls protect a natural gas price of between $Cdn. 3.00 per GJ and $Cdn. 4.50 per GJ.

For detailed disclosure of Progress' financial transactions refer to Note 7 in the Financial Statements.

REVENUE

Revenues from crude oil, liquids and natural gas sales increased by 12 percent to $33.2 million in 2001 from $29.6 million in 2000. This increase was the result of a 34 percent growth in crude oil, liquids and natural gas production (2001 - 3,020 boe/d, 2000 - 2,256 boe/d), partially offset by a 16 percent decrease in commodity prices (2001 - $30.12 per boe, 2000 - $35.84 per boe).

($ thousands)	**2001**	2000	1999
Crude oil and liquids	**21,473**	19,292	7,146
Natural gas	**11,729**	10,300	4,014
	33,202	29,593	11,160
Average price *($/boe)*	**30.12**	35.84	21.32

ROYALTIES

Royalties decreased 10 percent to $6.2 million in 2001 from $6.9 million in 2000. While 2001 production increased, commodity prices decreased which affected the price-sensitive Crown royalty rates. The Company was also eligible to claim ARTC for the first time in 2001 as a result of the Company becoming unassociated, for tax purposes, with a former major shareholder. Progress continued to benefit from certain Crown royalty and mineral tax reduction programs in both Saskatchewan and Manitoba, and all of the Company's Alberta oil production qualifies for third tier Crown royalty rates.

($ thousands)	**2001**	2000	1999
Crude oil and liquids	**3,415**	3,883	1,365
Natural gas	**2,768**	2,968	1,149
	6,183	6,851	2,514
Average cost *($/boe)*	**5.61**	8.30	4.80
Percentage of oil, liquids and gas revenues *(%)*	**19**	23	23

OPERATING EXPENSES

Operating expenses increased 22 percent to $5.1 million in 2001 from $4.2 million in 2000. This increase can be attributed to higher production rates achieved by the Company during the year. Operating costs per boe decreased 9 percent (2001 - $4.61/boe, 2000 - $5.05/boe) due to the higher production volumes and a reduction in third party facility fees paid throughout the year. Third party facility fees were substantially reduced on natural gas as the result of the acquisition of the Milo dehydration and water disposal facilities.

($ thousands)	**2001**	2000	1999
British Columbia	**138**	189	158
Alberta	**1,878**	1,567	900
Saskatchewan/Manitoba	**3,068**	2,414	1,104
Operating costs, total	**5,084**	4,170	2,162
Average cost *($/boe)*	**4.61**	5.05	4.13
Percentage of oil, liquids and gas revenues	**15%**	14%	19%
Crude oil and liquids, total	**4,202**	3,113	1,700
Per unit $/bbl	**6.23**	6.53	5.80
Natural gas, total	**882**	1,057	462
Per unit $/mcf	**0.34**	0.51	0.33

GENERAL AND ADMINISTRATIVE EXPENSES

Gross general and administrative expenses increased 36 percent in 2001 to $3.1 million from $2.2 million in 2000. This resulted mainly from the increase in full-time and contract staff required as a result of the increasing size of the Company's operations. The Company also incurred certain one-time charges related to the re-capitalization of the Company in the fourth quarter of 2001.

Net general and administrative costs increased 58 percent to $1.0 million in 2001 from $0.7 million in 2001. On a boe basis, net general and administrative costs increased 19 percent to $0.95 for the year from $0.80 in 2000. Progress continues to have significant operator recoveries due to the high percentage of properties operated by the Company. For accounting purposes, Progress capitalizes general and administrative expenses associated with Company's exploration and development activities as these expenses are associated with adding reserves versus the cost of producing reserves.

($ thousands)	**2001**	2000	1999
Gross general and administrative	**3,063**	2,245	1,426
Operator recoveries	**(1,369)**	(1,019)	(488)
Capitalized expenses	**(648)**	(562)	(394)
Net general and administrative	**1,046**	664	544
Net general and administrative *($/boe)*	**0.95**	0.80	1.04

Full Time Employees and Full Time Consultants (at year end)

Head Office	**17**	15	11
Field	**1**	1	1
	18	16	12

FINANCING CHARGES

Bank debt increased $1.6 million in 2001 to $18.0 million and the Company's capital program exceeded cash in-flows during the year. Financing charges increased 32 percent to $1.3 million in 2001 from $0.9 million in 2000. This reflects the increase in average debt levels during the year (2001 - $23.6 million, 2000 - $14.3 million), however the increase in average debt levels was partially offset by declining interest rates during 2001.

($ thousands)	**2001**	2000	1999
Interest income	-	-	(2)
Financing charges	**1,253**	946	341
Net financing charges	**1,253**	946	339
Net interest expense *($/boe)*	**1.14**	1.15	0.65

DEPLETION AND DEPRECIATION AND SITE RESTORATION AND ABANDONMENTS

During the year 2001, depletion and depreciation of capital assets and the provision for site restoration and abandonments increased 69 percent to $10.0 million from $5.9 million in 2000. This increase was the result of increased production volumes and higher finding and development costs. At December 31, 2001 the Company estimated that its future site restoration costs were approximately $6.7 million (2000 - $5.3 million), which contributed to the increase in the provision for site restoration.

($ thousands)	**2001**	2000	1999
Depletion	**9,078**	5,350	3,107
Depreciation	**52**	50	38
Total depletion and depreciation	**9,130**	5,400	3,145
Provision for site restoration	**845**	513	266
	9,975	5,913	3,411
Depletion and depreciation *($/boe)*	**9.05**	7.16	6.52
Depletion and depreciation rate *(%)*	**13.4**	11.2	10.1

(1) The Depletion Rate presented above converts reserves and production to equivalent units of oil based on relative energy content consistent with the Company's accounting policy.

CEILING TEST

In accordance with the Canadian Institute of Charted Accountants' full cost accounting guidelines, Progress performs an annual "ceiling test" calculation using year-end prices. The Company also performs quarterly "ceiling test" calculations using pricing received for product sales during the last month of each quarter. No write down was required for the year ended December 31, 2001 based on year end commodity prices of $22.94 per bbl for crude oil and $2.99 per mcf for natural gas. Based on commodity prices of $38.71 per bbl for oil and $12.73 per mcf for natural gas, no write down was required in 2000.

INCOME AND CAPITAL TAXES

Income taxes (future and current) decreased 24 percent in 2001 to $3.5 million from $4.6 million in 2000. Progress' effective income tax rate also decreased to 36.5 percent in 2001 from 42.0 percent in 2000. Reduced pre-tax income that resulted from lower commodity prices was the main reason for the decrease in income taxes. The Company recorded current taxes of $1.2 million during 2001 compared to $1.8 million for 2000.

Capital taxes decreased marginally in 2001 as compared to 2000. The resource surcharge portion of the Saskatchewan capital tax decreased in 2001 as a result of declining commodity prices. This decrease was partially offset by an increase in federal and provincial capital taxes, which are based upon year-end equity and debt levels. The capital taxes increased proportionally with the growth in the balance sheet.

($ thousands)	**2001**	2000	1999
Future income taxes	**2,286**	2,821	884
Current income taxes	**1,238**	1,824	-
Total income taxes	**3,524**	4,645	884
Capital taxes	**482**	534	234
	4,006	5,179	1,118
Effective income tax rate *(%)*	**36.5**	42.0	40.4

The Company has approximately $43.0 million in tax pools to shelter taxable income in future years. The tax pools are as follows:

($ thousands)	
Canadian Development Expense	10,500
Canadian Oil and Gas Property Expense	19,000
Undepreciated Capital Cost	13,000
Other	500
	43,000

NET EARNINGS

Net earnings remained relatively unchanged decreasing four percent to $5.7 million in 2001 from $5.9 million in 2000. Despite higher production volumes during the year, lower commodity prices and higher depletion combined to keep earnings at 2000 levels. Net earnings per boe decreased to $5.13 in 2001 from $7.10 in 2000, while cash flow per boe decreased to $16.25 from $17.68.

Net Earnings ($/boe)	**2001**	2000	1999
Oil, liquids and natural gas revenues	**30.12**	35.84	21.32
Royalties	**(5.61)**	(8.30)	(4.80)
Operating expenses	**(4.61)**	(5.05)	(4.13)
Net operating income	**19.90**	22.49	12.39
General and administrative	**(0.95)**	(0.80)	(1.04)
Interest expense *(net)*	**(1.14)**	(1.15)	(0.65)
Current income taxes	**(1.12)**	(2.21)	-
Capital taxes	**(0.44)**	(0.65)	(0.44)
Cash flow from operations	**16.25**	17.68	10.26
Depletion and depreciation	**(9.05)**	(7.16)	(6.52)
Future taxes	**(2.07)**	(3.42)	(1.69)
Net earnings	**5.13**	7.10	2.05

COMMON SHARE INFORMATION

Common shares issued during 2001 were;

(1) The exercise of 397,500 employee stock options. Stock options granted to employees during the year amounted to 1,107,750 shares,

(2) The issue of 3,018,600 Common Shares on conversion of the Class B Shares during the second quarter of 2001,

(3) The issue of 700,000 flow through common share units at a price of $2.65 per unit and 553,498 common share units at a price of $2.43 per unit pursuant to a private placement to the new management team. These common and flow-through units each consist of one common share and one common share warrant. Each warrant is exercisable for one common share at $2.65 per share after one year and for a period of three years after the date of issue.

(4) The issue of 3,000,000 Common Shares at $3.55 per share pursuant to private placement in a bought deal with a number of underwriters announced on November 11, 2001.

Also during 2001, pursuant to a Normal Course Issuer Bid, the Company acquired 610,900 common shares. At December 31, 2001, the Company has a total of 2,066,500 options outstanding with a weighted average exercise price of $2.12 per share and 1,253,498 warrants outstanding.

(thousands)	**2001**	2000	1999
Outstanding shares			
Weighted average outstanding shares			
- Basic	**18,203**	19,317	18,414
- Diluted *(Treasury Stock Method)*	**18,980**	20,570	19,107
Outstanding shares December 31[(1)]			
- Common	**22,087**	15,029	14,922
- Class B	-	1,170	1,171
- Basic	**22,087**	18,047	17,943
- Diluted	**25,407**	19,404	19,289


17,916
14,604
5,367
98
99
01

Cash Flow
($ Thousands)

($ thousands except per share amounts)	**2001**	2000	1999
Per Share Information			
Net earnings	**5,655**	5,870	1,072
Net earnings per share			
- Basic	**0.31**	0.30	0.06
- Diluted *(Treasury Stock Method)*	**0.30**	0.29	0.06
Cash flow from operations	**17,916**	14,604	5,367
Cash flow from operations per share			
- Basic	**0.98**	0.76	0.29
- Diluted *(Treasury Stock Method)*	**0.94**	0.71	0.28
Total asset book value	**81,935**	65,325	41,871
Total asset book value per share[2]			
- Basic	**3.71**	3.62	2.33
- Diluted	**3.22**	3.37	2.17
Book value *(Shareholders' Equity)*	**40,964**	23,800	18,913
Book value per share[2]			
- Basic	**1.85**	1.32	1.05
- Diluted	**1.61**	1.23	0.98
Production *(mboe)*	**1,102**	826	523
Production per 100 shares[2]			
- Basic	**5.0**	4.6	2.9
- Diluted	**4.3**	4.3	2.7
Proven plus probable reserves *(mboe)*	**9,365**	10,162	9,086
Reserves per 100 Shares *(mboe)*[2]			
- Basic	**42.4**	56.3	50.6
- Diluted	**36.9**	52.4	47.1

(1) For purposes of calculating basic and diluted shares at year-end for 1999 and 2000, the Class B shares were converted to common shares using the July 6, 2001 conversion rate of 2.58 common shares for each Class B share.
(2) Calculated using outstanding shares at year-end.

NET ASSET VALUE

Progress's net asset value per share at December 31, 2001 was $3.43 per basic share (2000 - $5.01 per share) and $3.28 per diluted share (2000 - $4.78 per share). The difference in net asset value per share is attributable to lower commodity price forecasts, lower reserves and the larger number of shares outstanding at year end.

($ thousands)	**2001**	2000	1999
Reserve value *(12% discount before tax)* [1]	**83,149**	100,600	58,400
Undeveloped acreage	**7,500**	9,912	3,865
Seismic and other assets	**2,500**	2,000	2,000
Working capital surplus *(Deficiency)*	**562**	(5,517)	(2,951)
Bank debt	**(17,976)**	(16,409)	(9,418)
Basic	**75,735**	90,586	51,896
Exercise of stock options and warrants	**7,712**	2,102	1,273
Diluted	**83,447**	92,688	53,169
Net asset value per common share *($)*			
- Basic	**3.43**	5.01	2.89
- Diluted [2]	**3.28**	4.78	2.76

(1) Reserve values are for proven plus probable reserves. Reserve values are based on before tax estimates of future cash flows as evaluated by our independent reserve engineers, for 2001 by Gilbert Laustsen Jung Associates Ltd. and for 2000 and 1999 by Paddock Lindstrom and Associated Ltd.
(2) For 2000 and 1999 the basic and diluted calculation includes the common shares plus 1,170,000 (1999 - 1,170,900) Class B Shares converted to Common Shares assuming the actual conversion rate utilized upon conversion on July 6, 2001. The conversion rate was 2.58 Common Shares for each Class B Share.

CAPITAL RESOURCES AND INVESTMENTS

Capital Expenditures

($ thousands)	**2001**	2000	1999
Land acquisitions and retention	**1,008**	1,020	440
Geological and geophysical	**1,323**	1,322	791
Drilling and completions	**11,902**	12,606	6,989
Property acquisitions/dispositions	**6,945**	3,552	4,822
Equipping and facilities	**4,216**	4,917	5,650
Other	**25**	77	110
Total capital expenditures	**25,419**	23,494	18,802

Finding & Development Costs

During 2002 prior year reserve additions were adjusted downward resulting in lower year over year total proven reserves. Net proven reserve additions (after prior year reserve revisions) were 0.729 million boe on a proven basis and 0.305 million boe on a proven plus probable basis during 2001. Reserve additions before revisions of prior year were 1.878 million boe on a proven basis and 1,987 million boe on a proven plus probable basis and resulted in finding and development costs of $13.54 per proven boe and $12.79 per boe on a proven plus probable basis. The three year rolling average finding and development costs after adjustment are $12.02 per boe on a proven basis and $10.60 per boe on a proven plus probable basis.

($ thousands)	**Cumulative 1999 - 2001**	**2001**	2000	1999
Total capital expenditures	**67,715**	**25,419**	23,494	18,802
Proven				
Net reserve additions before revisions *(mboe)* (2)	**6,632.5**	**1,877.5**	2,520.3	2,234.7
Finding & development costs *($/boe)*	**10.21**	**13.54**	9.32	8.41
Proven plus probable				
Net reserve additions before revisions *(mboe)* (2)	**8,108.5**	**1,987.8**	2,294.5	3,826.2
Finding & development costs *($/boe)*	**8.35**	**12.79**	10.24	4.91
Proven				
Net reserve additions after revisions *(mboe)* (2)	**5,577.4**	**728.6**	2,122.7	2,726.1
Finding & development costs *($/boe)*	**12.14**	**34.89**	11.07	6.90
Proven plus probable				
Net reserve additions after revisions *(mboe)* (2)	**6,388.2**	**305.5**	1,896.9	4,185.8
Finding & development costs *($/boe)*	**10.60**	**83.20**	12.39	4.49

(1) Refer to capital expenditures for details
(2) Refer to reserve reconciliation table for details

Drilling Results

	2001		2000		1999	
	Gross	**Net**	Gross	Net	Gross	Net
Crude oil	**13**	**9.3**	21	10.3	4	2.2
Natural gas	**6**	**1.4**	5	2.7	9	4.6
Dry and abandoned	**4**	**1.8**	7	3.6	3	2.3
Total	**23**	**12.5**	33	16.6	16	9.1
Success rate (%)	**83**	**86**	79	78	81	75

LAND

Undeveloped Land

Progress's net undeveloped land decreased by 96,407 net acres during 2001 as a result of land expiries during the year in Manitoba and Saskatchewan. The majority of these expiries occurred on the original lands received from a former major shareholder in 1997 and were deemed to not be prospective. Alberta saw a net increase of 14.5 percent in net undeveloped land during 2001. During 2002 approximately 35,000 net acres are scheduled to expire in Saskatchewan and Manitoba. The Company is planning on building its undeveloped land position and increasing its net working interest during 2002 through selective large regional farm-ins and land acquisitions in existing core and new focus areas.

	2001		2000	
(acres)	**Gross**	**Net**	Gross	Net
Saskatchewan	**30,040**	**24,739**	50,61	39,782
Alberta	**86,415**	**47,635**	86,416	41,621
British Columbia	**7,244**	**1,179**	8,086	1,409
Manitoba	**24,895**	**23,812**	112,320	110,960
Total	**148,594**	**97,365**	257,438	193,772

RESERVES

Independent Reserve Evaluation

The crude oil, natural gas liquids and natural gas reserves of the Company have been reported as at December 31, 2001 by Gilbert Laustsen Jung Associates Ltd. ("GLJ") in a report dated February 28, 2002. GLJ was engaged to conduct an independent review of the Company's reserves for 2001. Prior to this year Paddock Lindstrom & Associates Ltd. performed the independent review.

The properties were evaluated by GLJ on a reserve and economic forecast basis in accordance with the National Policy 2-B (Guide for Engineers and Geologists Submitting Oil and Gas Reports to Canadian Provincial Securities Administrators) definitions. The evaluators are qualified and experienced registered professional engineers and geologists and are independent of Progress. Personal field inspection of the properties was not made by GLJ as such inspections are not considered necessary in view of the information available from the files of the Company and the appropriate provincial regulatory authorities.

GLJ relies on data generally available through public sources supplemented with data provided by Progress, including but not limited to the following: land interest descriptions on a lease basis, pertinent well data (such as well logs, drill stem tests, workover details, pressure surveys, production tests), geological mapping, petrophysical studies, accounting property statements, marketing arrangements, and operating and capital budget information.

Basic well data provided by Progress for the properties were reviewed by GLJ to assist in the assignment of proven and probable reserves. GLJ has no responsibility to update its report for events and circumstances occurring subsequent to the date of its report.

Extent of Review

GLJ evaluated all of the Progress properties. Approximately 75 percent of Progress' corporate reserves and values were evaluated in full geological and engineering detail. The properties chosen for detailed evaluation were those with significant reserves and values or those with current development activities. The remaining properties had lesser reserves and little or no active development.

Review of Reserves by the Board of Directors

The Board of Directors has conducted certain due diligence in conjunction with its review of the Company's reserves for the year ended December 31, 2001. The Board of Directors met separately with both GLJ and the responsible Progress engineering staff. The Board of Directors and management of Progress recognize that ultimate responsibility for the reserves of the Company rests with management.

The practices followed by the Board of Directors intended to preserve the independence of the consulting engineers included the following:

(i) review management's recommendations for the appointment of the independent engineer; and
(ii) review the terms of the independent engineers' engagement and the appropriateness and reasonableness of the proposed fees.

The practices followed by the Board of Directors related to the independent reserve report included the following:

(i) review the scope and methodology of the independent engineers' evaluation;
(ii) review any significant new discoveries, additions, revisions and acquisitions;
(iii) review assumptions and consistency with prior years;
(iv) review any problems experienced by the independent engineer in preparing the reserve report, including any restrictions imposed by management or significant issues on which there was a disagreement with management; and
(v) review all public disclosure documents containing reserve information prior to its release, including, the annual report, the annual information form and management's discussion and analysis.

Summary of 2001 Reserves



7,929
6,286
7,555
98
99
01

Reserves (BOE)
mboe (6:1)

At year end 2001, Progress's proven plus probable crude oil and natural gas liquids reserves decreased nine percent to 5.2 million barrels from 5.7 million barrels in 2000. Proven plus probable natural gas reserves decreased seven percent to 25.2 billion cubic feet from 27.0 billion cubic feet in 2000.

Proven producing reserves for crude oil and NGL are 94 percent (89 percent in 2000) of total proven reserves and 72 percent (70 percent in 2000) of proven plus probable reserves. Probable oil and NGL reserves account for 23 percent (22 percent in 2000) of proven plus probable oil and NGL reserves.

For natural gas, proven producing reserves are 90 percent (77 percent in 2000) of total proven reserves and 77 percent of proven plus probable reserves (60 percent in 2000). Probable natural gas reserves account for 14 percent (22 percent in 2000) of proven plus probable natural gas reserves.

Reserve Reconciliation – Oil & NGL (mbbls)

	Proven Producing	Proven Non-Producing	Total Proven	Probable	Proven Plus Probable
December 31, 1999	n/a	n/a	3081.1	996.7	4077.9
Additions	n/a	n/a	1,348.0	261.0	1,609.0
Revisions	n/a	n/a	471.4	(13.0)	458.4
Reserve additions	n/a	n/a	1,819.4	248.1	2,067.4
Production	n/a	n/a	(476.0)		(476.0)
December 31, 2000	3,944.5	480.0	4,424.5	1,244.8	5,669.3
Extensions and discoveries	603.8	(46.1)	557.7	(130.7)	427.0
Technical revisions	(578.8)	(203.1)	(781.9)	(23.9)	(805.8)
Acquisitions	432.7	5.0	437.7	126.8	564.5
Dispositions	(4.9)	-	(4.9)	(2.5)	(7.4)
Reserve additions	452.8	(244.2)	208.6	(30.3)	178.3
Production	(675.0)		(675.0)		(675.0)
December 31, 2001	**3,722.3**	**235.9**	**3,958.1**	**1,214.5**	**5,172.6**

Reserve Reconciliation – Natural Gas (mmcf)

	Proven Producing	Proven Non-Producing	Total Proven	Probable	Proven Plus Probable
December 31, 1999	n/a	n/a	19,232	10,816	30,048
Additions	n/a	n/a	7,034	(2,921)	4,113
Revisions	n/a	n/a	(3,170)	(1,966)	(5,136)
Reserve additions	n/a	n/a	3,864	(4,887)	(1,023)
Production	n/a	n/a	(2,072)		(2,072)
December 31, 2000	16,096	4,929	21,025	5,929	26,954
Extensions and discoveries	3,064	176	3,240	665	3,905
Technical revisions	1,529	(3,730)	(2,201)	(3,057)	(5,258)
Acquisitions	1,339	743	2,082	35	2,117
Dispositions	-	-	-	-	-
Reserve additions	5,932	(2,811)	3,121	(2,357)	764
Production	(2,565)	-	(2,565)	-	(2,565)
December 31, 2001	**19,463**	**2,118**	**21,581**	**3,572**	**25,153**

Extensions and Discoveries

Development drilling was done in the Two Creek and Milo fields to increase recovery factors and to shift probable reserves to proven producing. There were also drilling additions in the Saskatchewan oil properties, Clarilaw and Bellegarde.

Technical Revisions

Revisions to prior periods were primarily the result of the selection of more conservative recovery factors on the Company's major properties, specifically in estimated gas cap and solution gas volumes at Two Creek, as well as lower recovery factors in various other properties.

Net Acquisitions and Dispositions

During 2002 the Company increased its working interest in its largest property, Two Creek from 80 to 100 percent through the acquisition of its partner's interest. Partner interests were also acquired at Steelman Unit #7 in Saskatchewan, increasing the Company's working interest in this operated oil property from 46 percent to 91 percent.

Reserve Life Index

The Company's reserve life index, based on the average 2001 production rate, is 5.9 years for proven and 7.7 years for proven plus probable crude oil and natural gas liquids reserves and 8.4 years for proven and 9.8 years for proven plus probable natural gas reserves.

	2001	2000	1999
Crude Oil & NGL			
Production *(mbbls)*	**675.0**	477.1	293.1
Proven reserves *(mbbls)*	**3,958**	4,425	3,081
Proven reserve life index *(years)*	**5.86**	9.28	10.51
Proven plus probable reserves *(mbbls)*	**5,173**	5,669	4,078
Proven plus probable reserve life index *(years)*	**7.66**	11.88	13.91
Natural Gas			
Production *(mmcf)*	**2,564.7**	2,092.7	1,381.0
Proven reserves *(mmcfcf)*	**21,581**	21,025	19,232
Proven reserve life index *(years)*	**8.42**	10.05	13.93
Proven plus probable reserves *(mmcfcf)*	**25,153**	26,954	30,048
Proven plus probable reserve life index *(years)*	**9.81**	12.88	21.75

Production Profile

Presented below is the GLJ reserve production profile for the Company.

The GLJ production profile does not account for the Company's planned exploratory activities for 2002 and beyond.

Production Profile



4,000
3,000
2,000
1,000
0
BOE PER DAY
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Total Proved
Total Proved Plus Probable

Present Value of Reserves

Revenue projections presented are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may in future differ materially from forecasts utilized in these calculations. They do not deduct future general and administrative expenses or well and facility abandonment costs and assume the continuance of current laws and regulations. The discounted values presented do not necessarily represent fair market value of the reserves.

($ millions, before income taxes)

	2001				2000				1999			
Discount *(%)*	**0**	**10**	**12**	**15**	0	10	12	15	0	10	12	15
Proven												
- Producing	**102.5**	**69.9**	**65.9**	**60.7**	116.4	75.8	71.3	65.6	38.3	26.4	25.0	23.2
- Non producing	**8.0**	**5.6**	**5.2**	**4.8**	25.1	10.8	9.7	8.5	37.5	20.4	18.7	16.6
Total proven	**110.5**	**75.5**	**71.1**	**65.5**	141.5	86.6	81.0	74.1	75.8	46.8	43.7	39.8
Probable	**27.2**	**13.3**	**12.0**	**10.5**	36.3	21.2	19.6	17.6	29.3	16.1	14.7	13.0
Proven plus Probable	**137.7**	**88.8**	**83.1**	**76.0**	177.8	107.8	100.6	91.7	105.1	62.9	58.4	52.8

Yearly and Cumulative Net Operating Income

Total Proven - Undiscounted

Yearly and Cumulative Net Operating Income


25000
20000
15000
10000
5000
0
$ Thousand
120000
100000
80000
60000
40000
20000
0
$ Thousand
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Net Operating Income
Net Capital Investment
Cumulative Net Operating Income

* *Net of Capital investment required to produce proven non producing reesrves*

Net Future Capital Expenditures

The reserve report incorporates future capital expenditure requirements to bring proven non-producing and probable reserves on production as well as to maintain proven producing reserves.

Undiscounted *($ thousands)*	**2001**	2000	1999
Proven - producing	**212**	374	0
Proven - Non producing	**2,226**	1,364	1,432
Proven	**2,438**	1,738	1,432
Probable	**1,586**	4,637	4,182
Proven plus probable	**4,024**	6,375	5,614

Pricing Assumptions

The pricing forecast presented below, has been prepared by Gilbert Laustsen Jung Associates Ltd. as at January 1, 2002. The pricing presented for 2000 and 1999 were prepared by Paddock Lindstrom Associates Ltd. They have been utilized in determining the reserves and cash flow forecasts in this section.

	Crude Oil (1) (US $/bbl)			Crude Oil (2) (Cdn $/bbl)			Natural Gas (3) (Cdn $/mbtu)		
Year	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
1998	**14.43**			**20.09**			**2.02**		
1999	**19.24**			**27.35**			**2.91**		
2000	**30.20**		26.00	**44.33**		36.77	**5.01**		3.52
2001	**25.90**	27.00	21.00	**39.13**	39.91	29.00	**6.34**	7.35	3.35
2002	**20.00**	24.00	20.50	**30.75**	34.80	27.85	**4.30**	5.36	3.25
2003	**21.00**	23.00	20.91	**31.25**	32.78	28.00	**4.65**	4.89	3.15
2004	**21.00**	23.00	21.33	**30.50**	32.27	28.56	**4.70**	4.44	3.05
2005	**21.00**	23.46	21.75	**29.50**	32.43	29.13	**4.70**	4.45	3.11
2006	**21.25**	23.93	22.19	**29.50**	33.08	29.72	**4.70**	4.54	3.17
2007	**21.75**	24.41	22.63	**30.00**	33.74	30.31	**4.70**	4.63	3.23
2008	**22.00**	24.90	23.09	**30.50**	34.42	30.92	**4.70**	4.72	3.30
2009	**22.25**	25.39	23.55	**31.00**	35.11	31.53	**4.75**	4.82	3.36
2010	**22.50**	25.90	24.02	**31.50**	35.81	32.16	**4.80**	4.91	3.43
2011	**23.00**	26.42	24.50	**32.00**	36.52	32.81	**4.90**	5.01	3.50
2012	**23.25**	26.95	24.99	**32.50**	37.25	33.46	**4.95**	5.11	3.57
Thereafter	**+1.5%/yr**	+2.0%/yr	+2.0%/yr	**+1.5%/yr**	+2.0%/yr	+2.0%/yr	**+1.5%/yr**	+2.0%/yr	+2.0%/yr

(1) West Texas Intermediate at Cushing, Oklahoma
(2) Light Sweet at Edmonton, Alberta
(3) AECO-C Spot
Figures represent actual prices (shaded)

2001 Year End Reserves by Province

(at December 31, 2001)	Oil & NGL *(mbbls)*			Natural Gas *(bcf)*		
	Proven	Probable	Proven Plus Producing	Proven	Probable	Proven Plus Probable
Alberta	1,545	568	2,113	9.8	2.2	12.0
British Columbia	-	-	-	11.4	1.4	12.8
Saskatchewan	1,780	402	2,182	0.4	-	0.4
Manitoba	633	244	877	-	-	-
	3,958	1,214	5,172	21.6	3.6	25.2

Additional Disclosure on Reserves

For more disclosure on the Company's reserves see Summary of Estimated Reserves in the Annual Information Form.


119,516
80,092
61,349
98 99 01

Total Capitalization
($ Thousands)

CAPITALIZATION & FINANCIAL RESOURCES

The Company's total capitalization increased 49 percent to $119.5 million during 2001 with a market value of common shares representing 73 percent of total capitalization. Debt and working capital represented 15 percent of total capitalization, while site restoration and future income taxes accounted for 12 percent. The market value of the Company's common shares increased to $87.2 million as a result of increased outstanding shares and an increase in the Company's share price.

Total Market Capitalization

($ thousand except per share amounts)	**2001**	**%**	2000	%	1999	%
Common share outstanding	**22,087**		15,029		14,922	
Share price (1)	**3.95**		2.75		2.50	
Market value of common shares	**87,245**	**73**	41,330	52	37,305	61
Class B share outstanding *(thousands)*			1,170		1,171	
Share price (2)			4.80		3.25	
Market value of Class B share (2)			5,616	7	3,805	6
Total market capitalization	**87,245**	**73**	46,946	59	41,110	67
Working capital deficiency *(Surplus)*	**(562)**		5,517		2,951	
Bank debt	**17,976**		16,409		9,418	
Total debt	**17,414**	**15**	21,926	27	12,369	20
Site restoration and reclamation	**1,682**	**1**	847	1	334	1
Future incomes taxes	**13,175**	**11**	10,373	13	7,536	12
Total capitalization	**119,516**	**100**	80,092	100	61,349	100
Total debt to total capitalization *(%)*	**15**		27		20	

(1) Represents the last price of the year that the Common Shares traded on the CDNX.
(2) Represents the last price of the year that the Class B shares traded on the CDNX. During 2001 the Class B shares were converted to Common shares.

At December 31, 2001 the Company had outstanding on its credit facility approximately $18 million and had positive working capital of $0.56 million, totaling $17.4 of total net debt. This total debt level represents approximately 1.00 times 2001 cash flow form operations. The Company has a $35 million credit facility and is well positioned to execute its plans for 2002.

Key Debt Ratios

($ thousands)	**2001**	2000	1999
Working capital deficiency *(Surplus)*	**(562)**	5,517	2,951
Bank debt	**17,976**	16,409	9,418
Total debt	**17,414**	21,926	12,369
Debt to cash flow ratio			
Cash flow from operations	**17,916**	14,604	5,367
Total debt	**17,414**	21,926	12,369
Years cash flow to repay total debt - trailing	**0.97**	1.50	2.30
Asset coverage ratio			
Total assets	**81,935**	65,325	41,871
Total debt	**17,414**	21,926	12,369
Asset coverage	**4.71**	2.98	3.39
Total debt/equity ratio			
Total debt	**17,414**	21,926	12,369
Shareholders' equity	**40,964**	23,800	18,613
Total debt/equity	**0.43**	0.92	0.66



2.30
1.50
0.97
98
99
01

Debt To Trailing Cash Flow
(Times)

EMERGING ACCOUNTING ISSUES

The Company has reviewed the latest emerging accounting issues and determined that the only relevant issue that could impact the Company in 2002 is the Emerging Issues Committee ("EIC") position on Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced (EIC-122) ("the Abstract"). The general principal under the Abstract is that non-current classification of debt in a debtor's balance sheet should be based on facts existing at the balance sheet date rather than on expectations regarding future refinancing or renegotiations. If the creditor has at that date, or will have within one year from that date, the unilateral right to demand immediate payment of any portion or all of the debt under any provision of the debt agreement, the obligation should be classified as a current liability. It is recommended that the Abstract be applied prospectively and should be applied to financial statements for periods beginning on or after January 1, 2002. The Company's credit facility allows the bank debt to be classified as long term and hence the financial statements will not be impacted by the prospective application of this accounting treatment.

OUTLOOK AND PROSPECTS FOR FUTURE GROWTH

Progress remains confident of our ability to achieve success and future growth. The Company believes it can deliver base growth of 15 to 20 percent during 2002 from its internal exploration and development program inventory. This growth will be derived from a $12.3 million budgeted capital program approved by the Board of Directors. The 2002 internal program will consist of development activities on existing properties, creation of new exploratory prospects and the building of an inventory of exploitation opportunities on controlled lands.

The Company plans on capital expenditures beyond the budgeted levels focused on –

- Consolidating and on-trend acquisitions
- Opportunity driven new core acquisitions
- Significant exploratory partnerships that would be regionally complimentary to the Company's focused areas.

These expenditures are opportunity driven and will occur only if the Company is able to identify and execute on transactions that it deems to be economic and strategic.

2002 Capital Budget

($ million)	
Land and seismic	2.5
Drilling and completions	8.4
Equipment	1.4
Acquisitions and related exploitation	Yes – *Opportunity Driven*
Total	12.3

2002 Sensitivities

($ thousands)	Cash Flow From Operations	Earnings
Impact on 2002:		
Change in West Texas Intermediate oil price by US$1.00 per barrel	1,000	625
Change in average field price of natural gas by Cdn$0.10 per mcf	230	145
Change in value of Cdn dollar compared to US dollar by Cdn$0.01	150	90
Change of 1% in prime interest rates	220	140

** Sensitivity calculations are based on the 2002 budget and assume a US dollar exchange rate of $1.5748.*

RISK ASSESSMENT

There are a number of risks facing participants in the Canadian oil and gas industry. Some of the risks are common to all businesses while others are specific to the sector. The following reviews the general and specific risks and includes Progress' approach to managing these risks.

Commodity Risks

Finding

Oil and gas exploration requires manpower and capital to generate and test exploration concepts. The eventual testing of a concept will not necessarily result in the discovery of economic reserves. Progress attempts to minimize finding risk by ensuring that:

- The majority of prospects have multi-zone potential.
- Activity is focused in core regions where expertise and experience is greatest.
- Number of wells drilled is large enough to increase the probability of statistical success rates.
- Working interests are targeted at over 60 percent in new prospects.
- Geophysical techniques are utilized where appropriate.

Investment Risk Profile

The Company's investment selection process is based on risk analysis to ensure capital expenditures balance the objectives of immediate cash flow growth (development activity) and future cash flow from the discovery of reserves (exploration). This careful prospect selection process can yield consistent and efficient results. The Company will focus its activity in core areas, allowing it to leverage off its experience and knowledge in these areas. The Company attempts to limit investment risk by maintaining a broad range of investment choices and by continually investing a portion of its annual budget to prospect generation for future years. The Company uses farm-outs to minimize risk on plays it considers higher risk.

Production

Beyond exploration risk, there is the potential that the Company's oil and natural gas reserves may not be economically produced at prevailing prices. Progress minimizes this risk by generating exploration prospects internally, targeting high quality products and attempting to operate the associated project. Operational control allows the Company to control costs, timing, method and sales of production. Production risk is also minimized by concentrating exploration efforts in regions where facilities and infrastructure are Progress-owned, or the Company can control the future development of new facilities and infrastructure.

Reserve Estimates

Estimates of economically recoverable oil and natural gas reserves (including natural gas liquids) and the future net cash flows they generate are based upon a number of variable factors and assumptions, such as commodity prices, projected production from the properties, the assumed effects of regulation by government agencies and future operating costs. All of these estimates may vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected may vary. The Company's actual production, revenues, taxes, development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

The Company's independent engineering firm, Gilbert Laustsen Jung Associates Ltd. ("GLJ"), uses a deterministic approach in the estimation of reserves. Reserves are assessed using a discrete value for each parameter in the calculation of reserves, such that the resultant reserve value is consistent with the certainty level associated with the reserve classification. Where deemed appropriate, risk modeling is utilized to determine reserve probability distributions. Regardless of which method is employed, the following definitions are followed by GLJ in their analysis:

- Proven Reserves: Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservior which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

- Probable Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Financial and Liquidity Risks

Progress relies on various sources of funding to support its growing capital expenditure program:

- Internally generated cash flow provides the minimum level of funding on which the Company's annual capital expenditures program is based.
- Debt may be utilized to expand capital programs when it is deemed appropriate.
- New equity, if available and if on favorable terms, and be utilized to expand exploration programs.

Cash flow is influenced by factors, which the Company cannot control, such as commodity prices, the US/Cdn exchange rate, interest rates and changes to existing government regulations and tax policies. Should circumstances affect cash flow in a detrimental way, Progress would respond by increasing debt to within the Company's self-imposed debt guideline or reducing capital expenditures.

Environmental and Safety Risks

There are potential risks to the environment inherent in the business activities of the Company. The Board of Directors has reviewed and approved policies and procedures covering environmental risks, emergency response and employee safety. These policies and procedures are designed to protect and maintain the environment with respect to all corporate operations on behalf of shareholders, employees and the public at large. The Company mitigates environmental and safety risks by maintaining modern facilities, complying with all provincial and federal environmental and safety regulations and maintaining adequate insurance.

The Company has estimated future site restoration and abandonment costs will total \$6.7 million and has recognized \$0.8 million through increased depletion in 2001. The Company reviews its site restoration and abandonment obligations annually and adjusts its provision based on current costs.

Inflation Risks

Inflation risks subject the Company to potential erosion of product netbacks. For example, increasing domestic prices for oil and natural gas production equipment and services can inflate the costs of operations.

Supply of Service and Production Equipment

The supply of service and production equipment at competitive prices is critical to the ability to add reserves at a competitive cost and produce these reserves in an economic and timely fashion. In periods of increased activity these services and supplies can become difficult to obtain. The Company attempts to mitigate this risk by developing strong long term relationships with suppliers and contractors and maintains an appropriate inventory of production equipment.

Risk Management

The objectives of Progress' Risk Management Policy is to secure the capital program and cover debt payments by ensuring that budgeted cash flow levels are attained through the minimization of exposure to commodity price, foreign exchange and interest rate volatility. The objectives are achieved through the use of financial instruments or through fixed price contracts for the delivery of physical volumes. The program is subject to certain targets and guidelines as approved by the Board of Directors from time to time. Effective controls and procedures are in place to ensure that the mandate is followed.

Marketing Risks

Demand for crude oil and natural gas produced by the Company exists within Canada and the US, however, crude oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Demand for natural gas liquids is dictated predominantly by demand for petrochemicals in North American and off-shore markets. Progress mitigates the risks as follows:

- Crude oil production is generally of a high quality and hence not subject to adverse quality differentials.
- Natural gas is connected to mature pipeline infrastructure that operates with minimal interruptions.
- Exploration efforts target high quality oil and liquid rich natural gas reserves.
- Exploration efforts are concentrated in core regions where marketing expertise levels are highest. Marketing synergies can be achieved with the existing production base.
- Sale arrangements vary in term and pricing structure to develop a portfolio to minimize risk of exposure to any one market.
- Financial instruments are used where appropriate to manage commodity price volatility.

Technology Risks

The Company relies on information technology to manage its day to day operations and perform reporting obligations including the preparation of financial statements, reporting to joint partners and various governments in relation to payment of royalties and taxes.

MANAGEMENT'S REPORT

The accompanying financial statements of Progress Energy Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with generally accepted accounting principles and include certain amounts based on estimates and judgements. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Progress Energy Ltd. maintains appropriate systems of internal accounting and administrative controls of high quality. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, composed entirely of outside directors, meets regularly with management, as well as the external auditors, to discuss auditing (external and joint venture), internal controls, accounting policy and financial reporting matters. The Committee reviews the financial statements and Management's Discussion and Analysis and recommends their approval to the Board of Directors. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

David D. Johnson
President and CEO

Steven A. Allaire
Vice President Finance and CFO

Calgary, Canada
February 28, 2002

AUDITORS REPORT

To the Shareholders of Progress Energy Ltd.

We have audited the consolidated balance sheets of Progress Energy Ltd. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with accounting principles generally accepted in Canada.

KPMG LLP

KPMG LLP Chartered Accountants
Calgary, Canada
February 28, 2002

As at December 31 ($ thousands)	2001	2000

CONSOLIDATED BALANCE SHEETS

Assets		
Current		
Cash and short-term investments	-	68
Accounts receivable	**8,009**	7,818
Other	**691**	493
	8,700	8,379
Property, plant and equipment *(Note 2)*	**73,235**	56,946
	81,935	65,325
Liabilities and Shareholders' Equity		
Current		
Accounts payable	**8,138**	11,820
Income and other taxes payable	-	2,076
	8,138	13,896
Bank debt *(Note 3)*	**17,976**	16,409
Site restoration and abandonment	**1,682**	847
Future income taxes *(Note 5)*	**13,175**	10,373
	40,971	41,525
Shareholders' Equity		
Share capital and warrants *(Note 4)*	**29,608**	17,156
Retained earnings	**11,356**	6,644
	40,964	23,800
	81,935	65,325

Commitments *(Note 8)*

See accompanying notes to the financial statements

Approved on behalf of the Board:

Gary E. Perron Director   David D. Johnson Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Year ended December 31 ($ thousands except per share amounts)	2001	2000	1999
Revenues			
Petroleum and natural gas	**33,202**	29,593	11,160
Royalties	**(6,183)**	(6,851)	(2,514)
Other	**-**	-	2
	27,019	22,742	8,648
Expenses			
Operating	**5,084**	4,170	2,162
General and administrative	**1,046**	664	544
Financing charges	**1,253**	946	341
Depletion and depreciation	**9,975**	5,913	3,411
	17,358	11,693	6,458
Earnings before taxes	**9,661**	11,049	2,190
Taxes			
Capital taxes	**482**	534	234
Current income taxes *(Note 5)*	**1,238**	1,824	-
Future income taxes *(Note 5)*	**2,286**	2,821	884
	4,006	5,179	1,118
Net earnings	**5,655**	5,870	1,072
Retaining earnings, beginning of year	**6,644**	1,399	327
Redemption of shares	**(943)**	(625)	-
Retained earnings, end of year	**11,356**	6,644	1,399
Net earnings per share *(Note 4)*			
Basic	**0.31**	0.30	0.06
Diluted	**0.30**	0.29	0.06

See accompanying notes

Year ended December 31 ($ thousands except per share amounts)	2001	2000	1999

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash provided by (used in):			
Operations			
Net earnings	**5,655**	5,870	1,072
Depletion and depreciation	**9,975**	5,913	3,411
Future income taxes	**2,286**	2,821	884
Cash flow from operations	**17,916**	14,604	5,367
Changes in non-cash working capital	**(6,147)**	2,634	(1,723)
	11,769	17,238	3,644
Financing			
Increase (decrease) in bank debt	**1,567**	6,991	9,418
Issue of shares	**13,750**	302	3,748
Redemption of shares	**(1,725)**	(969)	-
	13,592	6,324	13,166
Investing			
Capital asset additions	**(25,419)**	(23,494)	(18,802)
Site restoration and abandonment	**(10)**	-	-
	(25,429)	(23,494)	(18,802)
Increase (decrease) in cash	**(68)**	68	(1,992)
Cash and short-term investments, beginning of year	**68**	-	1,992
Cash and short-term investments, end of year	**-**	68	-
Cash flow from operations per share			
Basic	**0.98**	0.76	0.29
Diluted	**0.94**	0.71	0.28

See accompanying notes to the financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND BASIS OF PRESENTATION

Progress Energy Ltd. (the "Company") operates in the oil and gas industry in British Columbia, Alberta, Saskatchewan and Manitoba. The financial statements include the accounts of the Company and its subsidiaries and are stated in Canadian dollars and have been have been prepared in accordance with generally accepted accounting principles in Canada.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and partnership.

CASH AND SHORT-TERM INVESTMENTS

Cash and short term investments consist of cash in the bank, less outstanding cheques and short-term deposits with a maturity of less than three months.

OIL AND NATURAL GAS OPERATIONS

The Company follows the full cost method of accounting for petroleum and natural gas operations. All costs related to the acquisition of exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical expenses, carrying charges of non-producing property, costs of drilling both productive and non-productive wells, petroleum and natural gas production equipment and overhead charges related to exploration and development activities.

Proceeds from the disposition of oil and gas properties are credited to the capitalized costs except for dispositions, which would significantly alter the rate of depletion and depreciation, in which case a gain or loss would be recorded.

DEPLETION AND DEPRECIATION

Capitalized costs in each cost center, together with estimated future capital costs associated with proven reserves, are depleted and depreciated using the unit-of-production method based on estimated gross proven reserves of petroleum and natural gas as determined by independent engineers. For purposes of this calculation, reserves and production are converted to equivalent units of oil based on relative energy content. Costs of significant unproved properties are excluded from the depletion calculation.

In applying the full cost method, the Company restricts the capitalized costs less accumulated depletion and depreciation, future income taxes and the accumulated provision for future site restoration costs to an amount equal to estimated future net revenues from proven reserves, based on year-end prices and costs, plus unproved properties. Estimated future capital costs, recurring general and administrative expenses, future financing costs, future site restoration costs, and income taxes are deducted in determining future net revenues. Any costs carried on the balance sheet in excess of the ceiling test limits are charged to current operations as additional depletion.

A provision for future site restoration costs is calculated using the unit of production method. Costs are estimated each year by management based upon current regulations and industry practices. The annual charge is recorded as additional depletion and depreciation. Actual costs incurred are charged against the accumulated liability.

Office equipment is recorded at cost and is depreciated over the useful life of the assets on a declining balance basis at 20%.

JOINT OPERATIONS

Substantially all of the exploration and production activities are conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities.

FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. Most of the transactions are related to an underlying physical position or to future oil and natural gas production and this hedging relationship is or is expected to be effective. Derivative financial instruments not designated as hedges are recorded at fair value at inception and changes in the fair value are recognized in earnings.

Gains and losses on financial instruments designated as hedges are deferred and are recognized in the period and in the same financial category in which the revenues or expenses associated with the hedged transactions are recognized.

Premiums paid on the purchase of put options are deferred and amortized over the life of the contract. Premiums received on the sale of call options are recorded as liabilities and changes in the fair value of the liabilities are recognized in earnings.

MEASUREMENT UNCERTAINTY

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes relate to exploratory and development activities funded by flow-through share arrangements and are renounced to investors in accordance with income tax legislation. An estimate of the additional tax liability to be incurred and included in the future tax provision is recognized and charged to share capital at the time the resource expenditure deductions for income tax purposes are renounced to investors.

STOCK BASED COMPENSATION PLAN

Consideration paid by directors, officers and employees on the exercise of stock options under the stock option plan is recorded as share capital. No compensation expense is recognized with respect to stock options as the exercise price equals the market price of shares on the date of the grant.

PER SHARE INFORMATION

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal year. Diluted per share information reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effects of stock options and other dilutive instruments.

2. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	**2001**	2000
Petroleum and natural gas properties	**92,170**	66,777
Other assets	**406**	380
	92,576	67,157
Accumulated depletion and depreciation	**(19,341)**	(10,211)
Net book value	**73,235**	56,946

During the year ended December 31, 2001, the Company capitalized $0.7 million (2000 - $0.6 million,) of general and administrative expenses related to exploration and development activities. As at December 31, 2001, the depletion calculation excluded unproved properties of $4.7 million (2000 - $3.7 million). As at December 31, 2001, the Company estimated its future site restoration costs to be $6.7 million (2000 - $5.3 million).

3. BANK DEBT

($ thousands)	2001	2000
Direct advances	**514**	-
Bankers' acceptances	**17,462**	16,409
Total bank debt	**17,976**	16,409

The Company has a revolving term credit facility available up to $35 million with a Canadian bank. The facility is available on a revolving basis for a period of 364 days until May 31, 2002. On this date, at the Company's discretion, the facility is available on a non-revolving basis for a one year term until May 31, 2003, at which time the facility would be due and payable. Alternatively the facility may be extended for a further 364 day period at the request of the Company and subject to approval by the bank. The credit facility is secured by a $150 million fixed and floating charge debenture on the assets of the Company and it is subject to a semi-annual and annual review by the lender.

Borrowing is available by way of direct advances or Bankers' Acceptances and the facility provides for various interest rates and Banker Acceptance fee options, which are based on market rates in effect from time to time.

4. SHARE CAPITAL

Authorized

Unlimited number of voting Common Shares, without par value.

Unlimited number of voting Class B Shares

Issued

($ thousands except share amounts)	Number	Amount
Common Shares		
Balance at December 31, 1999	14,922,000	10,727
Issued on exercise of stock options	485,000	257
For cash, pursuant to flow-through private placement	12,500	35
Tax effect on flow-through shares renounced	-	(16)
For cash, pursuant to private placement	4,000	10
Redemption of shares	(394,800)	(340)
Balance at December 31, 2000	15,028,700	10,673
Issued on conversion of Class B Shares	3,018,600	6,483
Issued on exercise of stock options	397,500	535
For cash, pursuant to flow-through private placement	700,000	1,701
Tax effect on flow-through shares renounced		(788)
For cash, pursuant to private placements	3,553,498	11,873
Share issue expense net of tax effect of $270,976		(364)
Redemption of shares	(610,900)	(781)
Balance at December 31, 2001	**22,087,398**	**29,332**

($ thousands except share amounts)	Number	Amount
Class B Shares		
Balance at December 31, 1999	1,170,900	6,487
Redemption of shares	(900)	(4)
Balance at December 31, 2000	1,170,000	6,483
Conversion to Common Shares	(1,170,000)	(6,483)
Balance at December 31, 2001	-	-
Warrants		
Balance at December 31, 2000	-	-
Issued pursuant to flow-through private placements	700,000	154
Issued pursuant to private placement	553,498	122
Balance December 31, 2001	1,253,498	276
Total Share Capital and Warrants		29,608

CONVERSION OF CLASS B SHARES TO COMMON SHARES

On July 6, 2001, the Company exercised its option to convert the issued and outstanding Class B Shares. As a result of the conversion, 2.58 Common Shares were issued for each issued and outstanding Class B Share. The conversion resulted in the issuance of 3,018,600 Common Shares for all the issued and outstanding Class B Shares of the Company.

ISSUE AND REDEMPTION/CANCELLATION OF SHARES:

On November 20, 2001 the Company issued, on a private placement basis to certain officers of the Company, 553,498 units, with each unit consisting of one Common Share and one Warrant, for $2.43 per unit and 700,000 units, with each unit consisting of one flow-through Common Shares and one Warrant, for $2.65 per unit. Total consideration for all 1,253,498 units was $3.2 million which included a value of $0.22 per Warrant for a total of $0.3 million.

On December 3, 2001 the Company issued on a private placement basis, 3,000,000 Common Shares for a gross consideration of $10.7 million.

During the year, 397,500 Common Shares were issued on the exercise of stock options by employees and directors of the Company. Total consideration was $0.5 million.

During 2001, the Company purchased and cancelled 610,900 Common Shares for a total consideration of $1.7 million pursuant to the normal course issuer bids (the "Bid") approved by the Canadian Venture Exchange. Of these totals, 119,400 Common Shares were purchased and cancelled for a total consideration of $0.3 million under a Bid that expired on March 29, 2001 and 491,500 Common Shares were purchased and cancelled for a total consideration of $1.4 million under a Bid that expires July 17, 2002. Of the total consideration paid, $0.8 million, being the adjusted cost base of the shares for the Company, was charged to share capital and the balance of $0.9 million was charged to retained earnings. Under the Bid that expires July 17, 2002, the Company can purchase up to 896,395 Common Shares.

FLOW-THROUGH SHARE EXPENDITURES

Pursuant to the November 20, 2001 flow-through share offering, the Company has renounced $1.8 million of qualifying expenditures effective December 31, 2001. Of the total qualifying expenditures renounced, all costs will be incurred in 2002.

WARRANTS

Pursuant to the November 20, 2001 private placement, the Company issued 1,253,498 units consisting of one Common Share and one Warrant. The Warrants were valued at $0.22 per Warrant for a total of $0.3 million. One Common Share may be issued for each Warrant at a price of $2.65 per share. The Warrants are exercisable on or after November 5, 2002 and expire November 5, 2004.

STOCK OPTIONS

Under the terms of the stock option plan (the "Plan"), directors, officers and employees are eligible to be granted options to purchase Common Shares. The Plan provides for the granting of up to 10 percent of the issued and outstanding Common Shares of the Company. As at December 31, 2001, the Company could grant up to 2,208,740 options.

The following table sets forth a reconciliation of the Plan activity through December 31, 2001:

$ except share amounts	Number of options	Weighted average exercise price	Number exercisable at year-end	Weighted average exercise price
Balance, December 31, 1999	1,346,250	0.95	701,250	0.59
Granted	605,000	2.23		
Exercised	(485,000)	0.53		
Cancelled	(110,000)	2.40		
Balance, December 31, 2000	1,356,250	1.55	471,563	1.06
Granted	1,107,750	2.55		
Exercised	(397,500)	1.35		
Balance, December 31, 2001	**2,066,500**	**2.12**	**776,250**	**1.57**

The following table sets forth additional information related to stock options outstanding at December 31, 2001:

Range of exercise price *($/share)*	Number of options	Weighted average exercise price ($/share)	Weighted average years to expiry	Number of options	Weighted average exercise price ($/share)
0.50 – 1.99	440,000	0.94	1.74	342,500	0.80
2.00 – 2.99	1,525,750	2.37	3.79	433,750	2.17
3.00 – 3.55	100,750	3.55	4.96	-	-
0.50 – 3.55	2,066,500	2.12	3.27	776,250	1.57

EARNINGS AND CASH FLOW PER SHARE:

"Basic" earnings and cash flow per share are calculated using the weighted average number of Common Shares and Class B Shares outstanding during the period. The Common Shares and Class B Shares are considered in aggregate due to the equal participation rights of these shares. At December 31, 2001, the conversion ratio of 2.58 Common Shares for each Class B Share was used to convert the Class B Shares to Common Shares for the purposes of determining the weighted average number of shares for basic per share calculations (see Issued and redemption/cancellation of shares above). The weighted average number of Common Shares for the years ended 2000 and 1999 were calculated using respective closing trading prices on the CDNX of $2.75 on the December 31, 2000 and $2.50 on December 31, 1999. For the year ended December 31, 2001, the weighted average number of shares outstanding of 18,202,595 (2000 - 19,316,807, 1999 - 18,413,874) was used for basic per share calculations.

"Diluted" earnings and cash flow per share are calculated using the treasury stock method that assumes any proceeds received by the Company upon the exercise of in-the-money stock options would be used to buy back Common Shares at the average market price for the period. As with the basic per share calculations, the Common Shares and Class B Shares are considered in aggregate. At December 31, 2001, the conversion ratio of 2.58 Common Shares for each Class B Share was used to convert the Class B Shares to Common Shares for the purposes of determining the weighted average number of shares for diluted per share calculations (see Issued and redemption/cancellation of shares above). For the years ended December 31, 2000 and 1999, the average price of Common Shares traded on the CDNX through out the year of $2.38 and $2.41 respectively were used to convert the Class B Shares to Common Shares instead of the closing trading price at year-end. At December 31, 2001, the weighted average number of shares outstanding of 18,979,720 (2000 - 20,569,743, 1999 - 19,106,711) was used for diluted per share calculations.

5. INCOME TAXES

Future income taxes

($ thousands)	**2001**	2000
Excess of carrying value of capital assets over tax basis	**13,242**	10,934
Site restoration and abandonment allowance	**(546)**	(378)
Recognition of benefits of share issue costs	**(309)**	(183)
Flow-through share renouncements to be incurred in the following year	**788**	-
	13,175	10,373

Income tax expense (current and future)

($ thousands)	**2001**	2000	1999
Net income before taxes	**9,661**	11,049	2,190
Corporate income tax rate	**43.3%**	44.6%	44.6%
Expected future income taxes	**4,183**	4,928	977
Add (deduct):			
Non-deductible crown charges	**2,332**	2,272	745
Resource allowance	**(2,499)**	(2,485)	(764)
Alberta royalty tax credit	**(217)**	-	-
Other	**(275)**	(70)	(74)
	3,524	4,645	884

6. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital

($ thousands)	**2001**	2000
Accounts receivable	**(191)**	(5,059)
Deposits and prepaids	**(198)**	(233)
Accounts payable	**(3,682)**	5,952
Income and other taxes payable	**(2,076)**	1,974
	(6,147)	2,634

Cash interest and taxes paid

($ thousands)	**2001**	2000
Cash interest	**1,219**	957
Cash income and other taxes	**3,766**	384

7. FINANCIAL INSTRUMENTS

The Company's financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable and bank debt. The fair value of these financial instruments approximate their carrying amounts.

The Company is party to certain off-balance sheet derivative financial instruments, consisting of crude oil and natural gas swap contracts. The Company enters into these contracts for the purpose of protecting its future earnings and cash flow for operations from the volatility of crude oil and natural gas commodity prices. The swap contracts reduce the fluctuations in petroleum and natural gas revenues by locking in fixed forward prices on a portion of its crude oil and natural gas production.

COMMODITY PRICE CONTRACTS

The Company has entered into several short-term arrangements for both oil and natural gas. For the year ended December 31, 2001, the Company realized a net loss of $96 thousand (2000 - $581 thousand) on its oil and natural gas price risk management.

Contracts outstanding in respect to financial instruments as at December 31, 2001 were as follows:.

Contract	*Volume*	*Strike Price*	*Term*
Crude Oil			
Put option	1,300 bbls/d	US$20.00	Jan 01/02 - Mar 31/02
Call option	1,300 bbls/d	US$22.00	Jan 01/02 - Mar 31/02
Costless Collar*	500 bbls/d	US$18.00 - US$22.02	Apr 01/02 - Sep 30/02
Swap	500 bbls/d	US$20.00	Apr 01/02 - Sep 30/02
Natural Gas			
Costless Collar*	4,000 GJs/d	CA$3.00 - CA$4.50	Jan 01/02 - Mar 31/02
Costless Collar*	4,000 GJs/d	CA$3.25 - CA$4.50	Apr 01/02 - Oct 31/02

**costless collar strike price indicates minimum floor and maximum ceiling*

At December 31, 2001 the estimated the fair value of the above financial instrument transactions were as follows:

($ thousands receivable (payable))	
Crude oil swap*	(82)
Crude oil options*	13
Natural gas options	259

**based on Canadian dollar exchange rate of 1.5926 per U.S. dollar*

The above estimated fair values are based on the market value of these instruments as at year-end and represent the amounts the Company would receive or pay to terminate the contracts at year-end.

Credit Risk

The Company may be exposed to certain losses in the event of non-performance by counterparties to these contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions. The Company sells substantially all of its production to two primary purchasers under normal industry sale and payment terms. The Company's accounts receivable are with customers and joint venture partners in the petroleum and natural gas business and are subject to normal credit risks.

8. COMMITMENTS

The Company has certain lease commitments for its office premises through to November 30, 2002. As at December 31, 2001, the payments due under these commitments are approximately $113 thousand. Subsequent to year-end, the Company entered into a commitment to lease additional office space from April 1, 2002 through to June 30, 2005. Total lease commitments on the existing and new office space are as follows:

Year Commitment ($ thousands)	
2002	282
2003	335
2004	335
2005	196

($ thousands except per share amounts)	Three Months Ended 2001 March 31	June 30	Sept. 30	Dec 31	Annual 2001
FINANCIAL HIGHLIGHTS					
Income Statement					
Petroleum and Natural Gas Sales	10,113	9,508	7.457	6,124	33,202
Cash Flow from Operations	5,372	4,682	3,954	3,908	17,916
Per Share - Basic	0.30	0.25	0.22	0.20	0.98
Per Share - Diluted	0.28	0.25	0.22	0.19	0.94
Net Earnings	2,635	2,450	1,061	(491)	5,655
Per Share - Basic	0.15	0.13	0.06	(0.03)	0.31
Per Share - Diluted	0.14	0.13	0.06	(0.02)	0.30
Balance Sheet					
Capital Spending					
Land Acquisitions and Retention	257	305	311	135	1,008
Geological and Geophysical	509	362	178	274	1,323
Drilling and Completions	4,724	1,297	3,705	2,176	11,902
Equipping and Facilities	1,788	362	1,360	706	4,216
Net Property Acquisitions *(Dispositions)*	(76)	187	1,315	5,519	6,945
Corporate Assets	5	3	-	17	25
	7,207	2,516	6,869	8,827	25,419
Total Debt					
Bank Debt	18,325	28,803	25,986	17,976	
Working Capital Deficiency *(Surplus)*	5,776	(6,895)	115	(562)	
	24,101	21,908	26,101	17,414	
Shareholders' Equity	26,095	28,545	28,355	40,964	
Common Share Information *(thousands except where otherwise stated)*					
Shares Outstanding at End of Period					
- Common	14,909	14,909	17,494	22,087	
- Class B Shares	1,170	1,170	-	-	
Weighted Average Shares Outstanding for the Period					
- Basic	18,063	18,402	17,734	19,170	
- Diluted	19,268	19,056	18,368	20,180	
Volume Traded During Quarter - CDNX	461	504	589	3,354	
Common Share Price ($) - CDNX					
- High	3.75	4.25	3.35	4.05	
- Low	2.45	3.30	2.49	2.30	
- Closing	3.75	3.35	2.49	3.95	

($ thousands except per share amounts)	March 31	Three Months Endend 2001 June 30	Sept. 30	Dec 31	Annual 2001
OPERATIONAL HIGHLIGHTS					
Production					
Natural Gas *(mcf/d)*	4,635	7,735	7.949	7,745	7,027
Crude Oil and Natural Gas Liquids *(bbls/d)*	1,895	1,728	1,831	1,943	1,849
Total *(BOE/d) (6:1)*	2,667	3,017	3,156	3,233	3,020
Total *(BOE/d) (10:1)*	2,358	2,502	2,626	2,717	2,551
Pricing					
Natural Gas *($/mcf)*	8.80	5.64	2.77	2.90	4.57
Crude Oil an Natural Gas Liquids *($/bbl)*	37.79	35.20	32.25	22.72	31.81
Selected Highlights *($BOE)*					
Weighted Average Sales Price	42.13	34.63	25.68	20.59	30.12
Royalties, net of ARTC	9.50	6.58	3.93	3.20	5.61
Production Expenses	4.68	4.65	4.53	4.60	4.61
Netbacks	27.94	23.40	17.22	12.79	19.90
General and Administrative	0.18	0.82	1.04	1.60	0.95
Depletion and Depreciation	8.11	8.35	8.82	10.67	9.05
Net Earnings	10.98	8.92	3.65	(1.65)	5.13
Gross Drilling Results					
Natural Gas	6	0	0	0	6
Crude Oil	2	0	8	3	13
Dry	3	0	1	0	4
	11	0	9	3	23
Success Rate *(%)*	73	-	89	100	83
Net Drilling Results					
Natural Gas	1.4	0	0	0	1.4
Crude Oil	1.1	0	5.4	2.8	9.3
Dry	0.8	0	1.0	0	1.8
	3.3	0	6.4	2.8	12.5
Success Rate *(%)*	76	-	84	100	86

Year ended December 31 ($ thousands except per share data)	2001	2000	1999	1998	1997
HISTORICAL INFORMATION					
Financial					
Petroleum and Natural Gas Sales	**33,202**	29,593	11,162	4,476	81
Cash Flow from Operations	**17,916**	14,604	5,367	2,219	34
Per Share - Basic	**0.98**	0.76	0.29	0.19	0.01
Per Share - Diluted	**0.94**	0.71	0.28	0.14	0.01
Net Earnings (Loss)	**5,655**	5,870	1,072	321	6
Per Share - Basic	**0.31**	0.30	0.06	0.02	0.00
Per Share - Diluted	**0.30**	0.29	0.06	0.02	0.00
Net Capital Expenditures	**25,419**	23,494	18,802	15,714	9,146
Total Assets	**81,935**	65,325	41,871	26,962	17,490
Working Capital Deficiency	**(562)**	5,517	2,951	2,681	(7,410)
Long Term Debt	**17,976**	16,409	9,418	-	-
Shareholders' Equity	**40,964**	23,800	18,613	15,878	15,983
Operating					
Production					
Natural Gas *(mcf/d)*	**7,027**	5,718	3,784	-	-
Crude Oil and NGL *(bbls/d)*	**1,849**	1,303	803	655	366
Total *(BOE/d) (10:1)*	**2,552**	1,875	1,181	655	366
Total *(BOE/d) (6:1)*	**3,020**	2,256	1,434	655	366
Pricing					
Natural Gas *($/mcf)*	**4.57**	4.92	2.91	-	-
Crude Oil and Natural Gas Liquids *($/bbl)*	**31.81**	40.44	24.38	18.10	24.68
Proven Reserves					
Natural Gas *(mmcf)*	**20,987**	21,025	19,232	10,033	-
Crude Oil and NGL *(mbbls)*	**3,960**	4,425	3,081	2,411	895
Present Value *($ millions discounted at 12% before tax)*	**71.3**	81.0	43.7	24.3	8.3
Undeveloped Land					
Gross Acres	**97,000**	257,000	241,000	209,000	201,000
Net Acres	**149,000**	194,000	199,000	187,000	180,000
Share Information *(thousands)*					
Common Share Price ($) - CDNX					
High	**4.25**	3.06	3.10	3.00	N/A
Low	**2.30**	1.75	1.50	1.40	N/A
Closing	**3.95**	2.75	2.50	3.00	N/A
Volume Traded - CDNX	**4,908**	1,493	545	234	N/A
Shares Outstanding at Year End					
Common Shares	**22,087**	15,029	14,922	13,602	11,602
Class B Shares	-	1,170	1,171	1,171	1,171
Weighted Average Common Shares					
Basic	**18,203**	19,317	18,414	15,626	4,481
Diluted (Treasury Stock Method)	**18,980**	20,570	19,107	19,775	4,481

SHAREHOLDER INFORMATION

Annual Meeting
The Annual and Special General Meeting of Shareholders will be held on Tuesday, May 14, 2002 at 10:00 a.m. in the Wildrose Room, Sheraton Suite Eau Claire, Calgary, Alberta.

Annual Information Form
Copies of the Annual Information Form are available to shareholders upon request.

www.progressenergy.com
Shareholders and interested investors are encouraged to visit our web site. Historical public disclosure documents (in PDF format), latest roadshow material, press releases are all available. Filings also available at: www.sedar.com

Transfer Agent
Computershare Trust Company of Canada
Suite 600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Toll Free: 1-888-267-6555

Investor Relations
Steven A. Allaire
Vice President Finance & CFO
Telephone: (403) 216-2510 ext. 121
Facsimile: (403) 216-2514
Email: ir@progressenergy.com

Corporate Governance
A system of corporate governance for the Corporation has been established to provide the Board of Directors, management and shareholders of the Corporation with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special General Meeting of Shareholders.

Stock Exchange Listing
The Toronto Stock Exchange
Symbol: PGX

Estimated Release Date of Quarterly Results

First Quarter	May 2, 2002
Second Quarter	July 25, 2002
Third Quarter	October 24, 2002

Share Volume and Share Price


3,000,000
2,000,000
1,000,000
0
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
0
Jan 98
Mar 98
May 98
Jul 98
Sep 98
Nov 98
Jan 99
Mar 99
May 99
Jul 99
Sep 99
Nov 99
Jan 00
Mar 00
May 00
Jul 00
Sep 00
Nov 00
Jan 01
Mar 01
May 01
Jul 01
Sep 01
Nov 01
Jan 02
Feb 02
Progress Share Volume
Progress Share Price

CORPORATE INFORMATION

Directors

John M. Stewart [1]
Chairman
Progress Energy Ltd.
Vice Chairman
ARC Financial Corporation
Calgary, Alberta

David D. Johnson
President &
Chief Executive Officer
Progress Energy Ltd.
Calgary, Alberta

John A. Brussa [1]
Partner
Burnet, Duckworth and Palmer
Calgary, Alberta

Frederic C. Coles
Independent Businessman
Calgary, Alberta

Gary E. Perron [1][2]
Vice President and
Managing Director
BMO Nesbitt Burns
Calgary, Alberta

Terrance D. Svarich [2]
President
Devsun Limited
Calgary, Alberta

Officers

David D. Johnson
President and
Chief Executive Officer

Steven A. Allaire
Vice President Finance and
Chief Financial Officer and
Corporate Secretary

Michael R. Culbert
Vice President Marketing and
Business Development

Edward J. Kalthoff
Vice President Land

William J. Lewington
Controller

Management

John P. Andersen
Exploration Manager North

Rick A. Bawol
Exploitation Manager

Dave L. Christie
Exploration Manager South

Kathleen Y. Fox
Business Development Manager

Stanley M. Prenioslo
Exploration Manager
Saskatchewan

Jeff A. Screen
Production Operations Manager

Corporate Office

1400, 440 – 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9
Telephone: (403) 216-2510
Facsimile: (403) 216-2514
Website:
www.progressenergy.com

Banker

Bank of Montreal
Corporate Banking
Canada Trust Tower
1400, 421 – 7th Avenue S.W.
Calgary, Alberta
T2P 2P2

Solicitor

Burnett, Duckworth & Palmer
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Auditor

KPMG LLP
1200, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 4B9

Consulting Engineer

Gilbert Laustsen Jung
Associates Ltd.
4100, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

[1] *Member of Audit Committee*
[2] *Member of Compensation Committee*

Environment, Health and Safety, Reserves,
Corporate Governance and Nomination Matters
Are addressed by the entire Board of Directors

0 1 0 1 0 1 0 1

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